UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Cytonics Corporation

Legal status of issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	Florida
Date of organization:	07/19/2006

Physical address of issuer: 658 West Indiantown Road, Suite 214, Jupiter, FL 33458

Website of issuer: www.cytonics.com

Current Number of Employees: 1

Is there a Co-Issuer: No

Total Assets:	Most recent fiscal year-end:	$2,412,710	Prior fiscal year-end:	$2,777,933
Cash & Cash Equivalents:	Most recent fiscal year-end:	$2,147,326	Prior fiscal year-end:	$2,432,955
Accounts Receivable:	Most recent fiscal year-end:	$50,000	Prior fiscal year-end:	$50,000
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales:	Most recent fiscal year-end:	$260,000	Prior fiscal year-end:	$306,669
Cost of Goods Sold:	Most recent fiscal year-end:	$0		$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Loss:	Most recent fiscal year-end:	$(8,585,155)	Prior fiscal year-end:	$(4,526,921)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Delaware	WY			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cytonics Corporation
(Issuer)

/s/ Anjun (Joey) Bose, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anjun (Joey) Bose
(Signature)

Director, CEO, Principal Executive Officer, Principal Accounting and Financial Officer
(Title)

May 1, 2026
(Date)

/s/ Gaetano Scuderi
(Signature)

Director
(Title)

May 1, 2026
(Date)

/s/ Gordon Ramseier
(Signature)

Director
(Title)

May 1, 2026
(Date)

/s/ Tracy Goeken
_____
(Signature)

Director
_____
(Title)

May 1, 2026
_____
(Date)

EXHIBIT A – ANNUAL REPORT

CYTONICS CORPORATION

ANNUAL REPORT

658 West Indiantown Road, Suite 214, Jupiter, FL 33458
www.cytonics.com

THIS ANNUAL REPORT IS DATED MAY 1, 2026

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Anjun (Joey) Bose	Chief Executive Officer, President, Director	03/18 – Present(1)
Gaetano J. Scuderi, MD	Chief Medical Officer, Chairman	07/06 - Present
Gordon V. Ramseier	Director	01/08 - Present
Tracy Goeken, MD	Director	11/19– Present

(1) Mr. Bose was elected to the Board in November 2020.

Anjun K. (Joey) Bose – CEO, President, and Director

Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose has over 10 years' experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the Company. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2012 to August 2015, Mr. Bose was a graduate student engaged in academic research at Johns Hopkins University. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University.

Gaetano J. Scuderi, MD – Chief Medical Officer and Chairman of the Board of Directors

Dr. Scuderi is the Founder and Chairman of the Board of Cytonics Corporation and has served as a director of Cytonics Corporation since July 2006. Dr. Scuderi previously served as the CEO of the Company from 2015 to 2018. Dr. Scuderi is a fellowship-trained spine surgeon and has practiced medicine since 1993 to the present. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL which he has been engaged in since 2013. He was previously Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University from 2009 to 2012. Dr. Scuderi has published over 50 scientific articles and is a member of American Academy of Orthopedic Surgeons (AAOS). His paper entitled, "Improving Response to Treatment for Patients with DDD by the use of Molecular Markers" was awarded Best Paper at 2015's annual meeting of the International Spine Intervention Society (ISIS). He graduated medical school from State University of New York at Buffalo, N.Y. in 1987 and completed his Residency and Internship at University of Miami School of Medicine, Jackson Memorial Medical Center. He then went on to a fellowship in spine surgery at UCSD.

Gordon V. Ramseier – Director

Mr. Ramseier has served as a director of the Board of Directors of Cytonics Corporation, since January 2018. Since February 2018 to the present, he co-founded and currently serves as the President of BCI LifeSciences LLC, an advisory firm, comprised of distinguished senior level executives from the life sciences industry. From January 1995 to September of 2019, he founded and served as the Executive Director of the Sage Group, Inc. Earlier in his career, he served as Director of Marketing and Gynecological Products at G.D. Searle and Product Manager of Pfizer Laboratories. Mr. Ramseier has served as a non-executive chairman of Metacrine Sciences Inc. from 1997 to 1999. He serves as Director of Business Development and Member of Advisory Board at Vessel Metrics, LLC. He was a Partner at Booz, Allen and Hamilton Management Consultants from 1979 to 1986. From 1992 to 1995, Mr. Ramseier was President and Chief Executive Officer of OncoTherapeutics, an early stage, private biopharmaceutical company focusing on innovative, immunotherapeutic approaches to cancer, located in Cranbury, NJ. From 1986 to 1990, he was President and CEO of Immunetech Pharmaceuticals, Inc., of San Diego. From 1986 to 1990, he served as President and Chief Executive Officer at Dura. He has operated a private consulting company since 1994 and also performed consulting work from 1990 to 1992. He served as a Partner in the Healthcare Industries Practice providing strategic planning services to such diverse clients as Johnson & Johnson, Bayer, The National Wholesale Druggists Association and Blue Cross. His work with the National Wholesale Druggists Association produced a landmark study of the U.S. drug wholesaling industry. Prior to entering the emerging company arena, Mr. Ramseier was 9 years with Booz, Allen and Hamilton, a recognized international management consulting firm. He served as Founding Vice Chairman of the BCNJ. He has been Executive Director of The Sage Group, Inc. since 1995. He serves as a Member of the Board of Directors/Trustee of Biotechnology Council of New Jersey. He served as a Director of Dura Pharmaceuticals Inc. since 1986. He served as a Director of BioNJ Inc. He served on the boards of seven emerging LifeScience companies. Mr. Ramseier received M.B.A. (With Distinction) from the Amos Tuck School of Business Administration, Dartmouth College and B.S. in Chemistry from Washington & Lee University.

Tracy Goeken, MD – Director

Cytonics welcomed Tracy Goeken, MD to the Company's Board of Directors in 2019. As a member of the Board, Dr. Goeken will help drive the Company's direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The

Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec. Goeken received his Doctor of Medicine (MD) from St. Christopher's College of Medicine, Luton, England, and his Bachelor of Science (B.Sc.) in Biology-Chemistry from Southern Nazarene University, Bethany, Oklahoma.

Ketan Desai, MD PhD – Medical Advisor

Ketan Desai currently serves as the Chief Medical Officer, Levolta Pharmaceuticals. Desai has filed 15 INDs and 5 NDAs/BLAs, showcasing his expertise in advancing drugs through various stages of development, particularly in fields such as rheumatology, oncology, and immunology. As the founder, co-founder, and leader of multiple biotech companies, Dr. Desai has significantly impacted the pharmaceutical industry. He holds five patents, with products developed under his leadership successfully entering the market, such as enhanced bioavailability formulations for curcumin.

With decades of experience spanning global pharmaceutical giants and niche biotech ventures, Dr. Desai has excelled in clinical, regulatory strategy, and preclinical development. His work includes overseeing trials from Phase I to IV, contributing to his reputation as a seasoned CMO and entrepreneur.

Iain Lachlan (Lachy) McLean, MD, PhD – Medical Advisor

Iain Lachlan (Lachy) McLean currently serves as the Chief Medical Officer of Genascence Corporation. Lachy McLean has over 20 years of experience as a physician-scientist and biopharma executive. His career includes pivotal roles in global organizations, where he led early and late-stage drug development programs, regulatory filings, and precision medicine strategies, culminating in FDA approval for sparsentan (FILSPARI™) for IgA Nephropathy. Dr. McLean has an expansive therapeutic focus on immunology, inflammation, and rare diseases. His work spans small molecules, protein therapeutics, gene therapy, and digital health. He has pioneered initiatives involving wearable devices and biomarker-driven clinical trial designs to enhance patient stratification and therapeutic outcomes. Beyond leadership roles, Dr. McLean has authored numerous publications in rheumatology and immunology and mentored students and fellows in academia. He continues to influence biopharma through consulting, strategic partnerships, and industry-academic collaborations.

Mark Schweitzer, MD – Medical Advisor

Currently Mark Schweitzer serves as the Vice President for Health Affairs at Wayne State University. Dr. Mark Schweitzer has over 20 years of corporate governance experience, including serving as Dean of the largest medical school in the U.S. and Vice President for Health Affairs at Wayne State University. He has overseen budgets exceeding $2 billion and led organizational restructurings that resulted in significant financial efficiencies and increased revenues. With eight international patents and roles on advisory boards for medical device and biotech startups, Dr. Schweitzer has advised on pivotal clinical trial designs, FDA submissions, and the commercialization of disruptive technologies. His work spans orthopedic devices, AI in healthcare, and magnetic resonance imaging. Dr. Schweitzer serves as Editor-in-Chief and Associate Editor for leading medical journals and has contributed to international standards for AI in science. His contributions extend to overseeing diversity and equity initiatives and advancing the development of international healthcare systems and scientific ethics.

Geoffrey D. Abrams, MD – Medical Advisor

Geoffrey D. Abrams currently serves as the Associate Professor of Orthopaedic Surgery at Stanford University. Dr. Abrams is an Associate Professor in the Department of Orthopedic Surgery at Stanford University, specializing in Sports Medicine and arthroscopic procedures for the shoulder, knee, and elbow. His practice includes tendon and ligament reconstruction, upper extremity joint replacement, and treatment of complex orthopedic conditions. He is Board Certified in Orthopedic Surgery with a subspecialty certificate in Sports Medicine. Dr. Abrams is actively involved in cutting-edge research on tendon disease, particularly the role of microRNA and tendon-derived stem cells in disease pathogenesis. With over 120 peer-reviewed scientific articles and 30 book chapters to his name, he has made significant contributions to orthopedic literature. He is a sought-after speaker at national and international meetings and serves as a mentor within the academic community. As Director of Sports Medicine for Stanford Varsity Athletics, Dr. Abrams plays a pivotal role in athlete care and performance. He serves as Head Team Physician for Stanford varsity sports and Assistant Team Physician for the NFL's San Francisco 49ers. He has also previously held a similar role with the NBA's Golden State Warriors, further showcasing his expertise in sports medicine at the highest levels of competition

Mukesh Ahuja, MD – Medical Advisor

Mukesh Ahuja, MD currently serves as the Global Clinical Head of Osteoarthritis, Paradigm Biopharmaceuticals. Dr. Mukesh Ahuja serves as the Global Clinical Head of Osteoarthritis at Paradigm Biopharmaceuticals, where he directs the clinical and medical strategy for novel treatments of inflammatory conditions. He has successfully led multiple large-scale clinical trials, advancing innovations in orthopedic medicine. With over 20 years of experience, Dr. Ahuja has overseen research programs involving hundreds of subjects, with budgets ranging from $1.5M to $2.5M annually. His leadership in multi-center trials for joint reconstruction and spine devices has contributed to improved patient outcomes and operational efficiency. Dr. Ahuja has spearheaded regenerative solutions at Rush University Medical Center, significantly improving the financial performance of research programs. His work has bridged clinical trial goals with market messaging while ensuring regulatory compliance and fostering advancements in orthopedic surgical techniques.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law, the Company's Bylaws, and contractual indemnification agreements. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY OWNERSHIP

The following table sets forth the ownership, as of April 20, 2026, the voting securities of the Company that are owned by persons holding 20% or more of the Company's voting equity.

As of April 20, 2026 there were a total of 29,095,426 votes eligible to be cast in any Company matter. Of such votes, Joey Bose, as president of the Company holds proxies to vote approximately 2,336,311 Shares on behalf of investors.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of vote
Gaetano Scuderi, MD	Common Stock	6,422,120 shares of Common Stock	22,500 Stock options	22.15%
Johnson and Johnson Development Corporation	Series B Preferred Stock	3,375,000 shares of Preferred Stock	0	23.20%

DESCRIPTION OF BUSINESS

Overview

Cytonics Corporation was originally organized on July 26, 2006 in Florida as Gamma Spine, Inc. On April 20, 2007, we changed our name from Gamma Spine, Inc. to Cytonics Corporation. We have one subsidiary, Cytonics Australia Pty Ltd. organized on August 25, 2023. The Company previously failed to timely file its Form C-AR for FYE 2022 but has since cured such delinquency.

We were founded as a private research and development Company focusing on molecular diagnostic and therapeutic products for osteoarthritis ("OA"). Our first product was a biomarker assay ("Fibronectin Aggrecan Test," "FACT") to quantify the extent of cartilage damage that is the hallmark of osteoarthritis via quantification of the Fibronectin-Aggrecan Complex ("FAC"). The formation of this large protein complex is a direct result of protease-mediated catabolism of the cartilage tissue, the core mechanism that leads to cartilage degradation and painful bone-on-bone interaction in arthritic joints. We leveraged this nuanced understanding of cartilage damage to develop our first treatment for OA, the Autologous Protease Inhibitor Concentrate ("APIC") therapy, a device which enriches the therapeutic A2M protein from a patients' own blood to treat damaged joints. Having treated over 10,000 patients to-date, the clinical and commercial success of APIC™ is a testament to the power of A2M as a potent treatment for osteoarthritis, establishing the basis for our ongoing A2M-based biopharmaceutical research and development program.

Our core focus is on the development of CYT-108, a recombinant variant of the natural A2M protein that has up to 200% more protease-inhibition activity compared to the endogenous form. This genetically-engineered A2M variant has demonstrated structural improvements to joint anatomy and physiology in pre-clinical experiments. CYT-108 recently completed a first-in-human Phase 1 clinical trial and the data was published in 2026. If approved by the FDA, CYT-108 is positioned to be a potential disease-modifying candidate for osteoarthritis, a fundamental leap forward in regenerative medicine.

Our intellectual property consists of 26 issued US and international patents covering all three of our technologies (FACT, APIC, and CYT-108), and 3 patents pending.

A few of our most notable milestones are listed below:

·   During 2010 and 2011 the Company was awarded $1,800,000 in NIH grants to pursue our innovative research into discovering treatments for osteoarthritis.
·   Raised approximately $25,000,000 in funding from private equity, Equity Crowdfunding (Reg A+ and Reg CF), and licensing deals (Synthes Corp, CareStream America).
·   Johnson & Johnson Development Corporation became a large shareholder acquiring 12% ownership on a fully diluted basis via their acquisition of Synthes Corp on May 29, 2011 and June 9, 2011.

Industry Overview and Market

OA is a degenerative disease that erodes the articular cartilage that protects your joints. Over 27,000,000 Americans currently suffer from OA. The aging population incidence of OA is projected to reach 25% of the adult population in the United States by 2030. While frequently thought of as a chronic disease of aging, OA is prevalent even amongst the young and healthy. As of 2024, post-traumatic osteoarthritis (PTOA) accounts for approximately 12% of all symptomatic osteoarthritis cases, This OA subtype occurs frequently in athletes that experience injury (e.g., ACL tear) on the field. Currently, limited treatment options for OA exist, and the current therapies are all palliative. They address the symptoms, but fail to address the root cause of the pain and inflammation, which is cartilage damage due to activity of proteases within the arthritic joint. Currently non-surgical OA recommended treatments include the following:

●   Weight loss

●   Exercise

●   Hyaluronic Acid ("HA") injections.

●   Platelet-Rich-Plasma ("PRP")

●   Stem Cell Treatments

●   Placental-Derived products

Notably, back pain is the second-most common reason patients visit their physicians and the most common reason for missed work. However, according to Orthopedics Today, spine surgery is rare with approximately 3.5% of the most severely affected patients receiving surgery. Back pain is the number one cause of healthcare expenditures, resulting in more than $100 billion in medical expenses annually. According to the National Ambulatory Care Survey, the two most common musculoskeletal reasons for patients visiting a physician were back pain, with 20 million visits, and knee pain, with 15 million visits annually. Of those visits, the second and third most common diagnoses were low back pain and osteoarthritis. One in five adults in the U.S. report being diagnosed by a physician with arthritis. By 2030, it is estimated by the NIH that approximately 70 million Americans will have doctor diagnosed arthritis compared to 42.7 million in 2002, a 58% increase for that period. The economic toll of arthritis in its various forms is estimated to result in excess of $86 billion in lost productivity and healthcare costs. This growth makes the spine and joint markets the fastest growing markets in orthopedics. These growing markets create a unique opportunity to commercialize innovative diagnostic and treatment technologies.

For patients with back or knee pain, making an accurate diagnosis is a substantial challenge for physicians. Both spine sciatic pain and knee or joint pain can have multiple etiologies. Various technologies exist to assist physicians to accurately diagnose these patients, but many are expensive and time consuming. MRI, CT scan, and Arthroscopy still require subjective judgment calls by the physician and radiologist. The costs of these diagnostic tests are staggering. The cost of an incorrect diagnosis is significant. Multiple trips to providers, duplicate tests, unnecessary physical therapy or treatments and days or weeks of lost work time are just a few of the compelling reasons providers and insurance carriers seek a less costly and more accurate diagnostic tool.

There are more than 4,500 domestic orthopedic surgeons and neurosurgeons in the U.S. that perform spine procedures for back pain. Many of these surgeons currently perform epidural injections as a first level of treatment for back pain. Additional levels of treatment include spine surgery fusion, discectomies, stenosis and laminectomies. It is estimated that the average U.S. spine surgeon performs 200 procedures a year with fusions accounting for 45% of all procedures, discectomies 44%, and stenosis and laminectomies 11%.

Additionally, according to the American Academy of Pain Management, there are over 6,000 pain management specialists throughout the U.S. that diagnose and treat back and joint pain. Many of these physicians perform 10 to 20 pain reduction procedures, including epidural injections, each day.

The Company is focused on serving the existing demand for spine and joint pain diagnosis and treatment and is developing new and innovative diagnostic and treatment technologies. We believe an effective treatment for OA would have a tremendous impact on both human well-being and the economic burden of the disease.

Regulatory Regimes

As a biotechnology company, we are subject to extensive legal and regulatory requirements. For example, we will need approval from regulatory agencies for our research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of our product candidates. Relevant regulatory authorities include, but are not limited to, the FDA, the European Medicines Agency, or EMA, an agency of the European Union in charge of the evaluation and supervision of medicinal products, the European Commission, which is the executive arm of the European Union, or EU, and other national regulatory authorities where we conduct clinical trials or seek marketing approval. The United States and certain jurisdictions outside the United States also regulate the pricing and reimbursement of such products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or the PHSA, and the Federal Food, Drug, and Cosmetic Act, or the FDCA, and their implementing regulations promulgated by the FDA. The failure to comply with the applicable requirements at any time during the product development process, including nonclinical testing, clinical testing, the approval process, or post-approval process, may subject us to delays in the conduct of a clinical trial, regulatory review and approval, and/or subject us to administrative or judicial sanctions. Such sanctions may include, but are not limited to, the FDA's refusal to allow us to proceed with clinical testing of our product candidates, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, receipt of untitled or warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or the U.S. Department of Justice or other governmental entities.

As we seek approval to market and distribute a new biologic in the United States, we generally must satisfactorily complete each of the following steps:

- preclinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA's current Good Laboratory Practice, or cGLP, regulations;

- manufacture of clinical investigational product according to current Good Manufacturing Practice, or cGMP;

- submission to the FDA of an Investigational New Drug application ("IND") for human clinical testing, which must become effective before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, representing each clinical trial site before each clinical trial may be initiated, or by a central IRB if appropriate;

- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication, in accordance with the FDA's current Good Clinical Practice, or cGCP, regulations;

- preparation and submission to the FDA of a Biologics License Application ("BLA") for marketing approval of our product candidates for one or more proposed indications, including submission of detailed information on the manufacture and composition of our product candidates and proposed labeling;

- review of the BLA by FDA potentially with independent expert advice by an FDA advisory committee, where applicable;

- satisfactory completion of inspections of the manufacturing facility or facilities by FDA, including those of any third-party manufacturers, at which the product, or components thereof, are produced in order to assess compliance with cGMP requirements and to ensure that the facilities, methods, and controls are adequate to preserve the product's identity, strength, quality, and purity, and, if applicable, the FDA's current Good Tissue Practice, or cGTP, for the use of human cell and tissue products;

- satisfactory completion of any FDA audits of clinical trial sites to ensure compliance with cGCPs and the integrity of clinical data in support of the BLA;

- payment of user fees and securing FDA approval of the BLA; and

- compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, adverse event reporting, and compliance with any post-approval studies required or requested by the FDA.

Preclinical Studies and Investigational New Drug Application

Before testing any investigational biologic product candidate in humans, our product candidates must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation, and stability, as well as studies to evaluate the potential for safety, efficacy, and toxicity in animals. The conduct of the preclinical tests and the formulation of the compounds for use in the preclinical testing must comply with federal regulations and/or requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. An IND is an exemption from the restrictions of the FDCA which permits an unapproved biologic product candidate to be shipped in interstate commerce for use in an investigational clinical trial. The FDA will notify us within 30 days after receipt of our IND application whether we are cleared to begin human clinical trials, unless before that time the FDA has concerns or questions about our product or conduct of the proposed clinical trial, including concerns that human research subjects would be exposed to unreasonable and significant health risks. In such a case, we and the FDA must resolve any outstanding concerns before the clinical trials can begin.

If the FDA raises concerns or questions during this 30-day period, including safety concerns or concerns due to regulatory non-compliance, the FDA may impose a partial or complete clinical hold with respect to our product. Such a clinical hold would delay either a proposed clinical trial, or cause suspension of an ongoing clinical trial, until all outstanding concerns have been adequately addressed, and the FDA has notified us that our clinical trials may proceed or recommence as authorized by the FDA.

Human Clinical Trials in Support of a BLA

Our clinical trials involve the administration of our product candidate to patients with the disease to be treated and are conducted under the supervision of a qualified principal investigator in accordance with cGCP requirements. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the clinical trial, inclusion, and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and subsequent protocol amendments must be submitted to the FDA as part of the IND.

If we wish to conduct a clinical trial outside of the United States, we may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all of the FDA's IND requirements must be met unless waived. If a non-United States clinical trial is not conducted under an IND, we may submit data from a well-designed and well-conducted clinical trial to the FDA in support of our BLA, so long as the clinical trial is conducted in compliance with cGCP and the FDA is able to validate the data from the clinical trial and/or through an onsite inspection if the FDA deems it necessary.

For clinical trials conducted in the United States, each clinical trial must be reviewed and approved by an institutional review board, or IRB, either centrally or individually at each institution at which our clinical trials will be conducted. The IRB will consider, among other things, our clinical trial design, subject informed consent, ethical factors, and the safety of human subjects. The IRB must operate in compliance with FDA regulations governing IRBs. The FDA, the applicable IRB, or we may suspend or terminate a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Some clinical trials receive additional oversight by an independent group of qualified experts organized by us, known as a data safety monitoring board or committee. This group receives and reviews data arising from the clinical trial on an ongoing basis and may recommend continuation of the clinical trial as planned, changes in clinical trial conduct, or cessation of the clinical trial at designated check points based on such data.

Clinical trials typically are conducted in three sequential phases; however, the phases may overlap or may be combined.

- Phase 1 clinical trials are initially conducted in a limited population of healthy humans or, for our products, in patients, in order to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics, and to identify a recommended Phase 2 dose.

- Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications, and to determine dose tolerance and optimal dosage. We may conduct multiple Phase 2 clinical trials to obtain information before beginning larger and costlier Phase 3 clinical trials. The Phase 2 clinical trial for our product candidates may serve as the pivotal trial, in which case a Phase 3 clinical trial will not be necessary.

- Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate the proposed effective dose and gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for labeling.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the status of clinical trials must be submitted to the FDA. Written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days of receipt by us after determining that the information qualifies for such expedited reporting. IND safety reports are required for serious and unexpected suspected adverse events, findings from other studies or animal or *in vitro* testing that suggest a significant risk to humans in our clinical trials, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, we must notify FDA within seven calendar days after receiving information concerning any unexpected fatal or life-threatening suspected adverse reaction. Other external events may occur that can affect the conduct of our clinical trials, such as the COVID-19 pandemic or government shutdowns.

In some cases, the FDA may approve a BLA for our product candidate but require us to conduct additional clinical trials to further assess the product candidate's safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for our products. Additionally, a Phase 4 clinical trial could be implemented in an effort to evaluate other medical indications for a therapy.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, such as *www.ClinicalTrials.gov*. We are required to register and disclose certain clinical trial information, including the product information, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial on *www.ClinicalTrials.gov*. We are also obligated to disclose the results of our clinical trials after completion. Disclosure of the results of these clinical trials can be delayed until the new product or new indication being studied has been approved, up to a maximum of two years.

As a biotechnology company, we are subject to extensive legal and regulatory requirements. Relevant regulatory authorities include, but are not limited to, the FDA, the European Medicines Agency, or EMA, an agency of the European Union in charge of the evaluation and supervision of medicinal products, the European Commission, which is the executive arm of the European Union, or EU, and other national regulatory authorities. The United States and certain jurisdictions outside the United States also regulate the pricing and reimbursement of such products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Our Products

Our Company has developed protein-based diagnostics and therapeutics for chronic orthopedic diseases. Below is a brief description of products that we have developed and are currently active.

PRODUCT	DESCRIPTION	VALUE	LAUNCH DATE	STATUS	LICENSING AGREEMENT	MANUFACTURING AGREEMENT
FACT™ (Fibronectin-Aggrecan Complex Test)	Biomarker assay for the detection of cartilage damage. Sold to physicians nationwide, often accompanying the sale of an APIC™ kit	Provides physicians with a quantitative method to determine the extent of cartilage damage and promotes APIC™ treatment	2010	Lab Developed Test (LDT) and has not been cleared or approved by the U.S. Food and Drug Administration (FDA)	Currently licensed to Christie Medical Holdings, LLC ("Christie Medical Holdings") (Human application)	Currently manufactured by Christie Medical Holdings (Human application)
Autologous Protease Inhibitor Concentrate ("APIC") therapy	A device which enriches the therapeutic A2M protein from a patients' own blood to treat damaged joints.		January 2014	510(k) clearance (FDA approval for medical devices)FDA Approved	Currently licensed to: Christie Medical Holdings (Human application). Expires 2029	Currently manufactured by: Christie Medical Holdings (Human application). Expires 2029
Autologous Protease Inhibitor Concentrate	A device which enriches the therapeutic A2M protein	Out-licensed to distributor in the	January 2014		Currently licensed to: Astaria Global, LLC ("Astaria	Currently manufactured by: Astaria Global, LLC

13

("APIC") therapy for Veterinarian application	from a patients' own blood to treat damaged joints. Same products directed animals.	equine veterinary industry, royalties on in-market sales starting in 2021			Global") (Veterinarian application) The Company considers this perpetual	(Veterinarian application). The Company considers this perpetual
Genetically engineered A2M variant, "CYT-108"	Targets the root molecular cause of osteoarthritis in joints.	Lead drug candidate for osteoarthritis	TBD	Phase I clinical trial began Q1 2024 in Australia Clinical Study Report expected in the Q4 2025 The IND application for CYT-108 as a treatment for osteoarthritis of the knee is under construction and will be submitted once the Phase 1 Clinical Study Report is published and reviewed by the FDA in a Type C meeting.		Currently manufactured by Goodwin Biotechnology, Inc. ("Goodwin Biotechnology")

FACT™ (Fibronectin-Aggrecan Complex Test)

In 2010, our Company launched our flagship product, a first-in-kind biomarker assay that detects byproducts of cartilage degradation in joint fluid, called "FACT™" (Fibronectin-Aggrecan Complex Test). The FACT™ diagnostic product is currently sold to physicians nationwide, and is used to assess the extent of cartilage damage in patients and determine the appropriate course of treatment. Samples of patient's joint (synovial) fluid are delivered to Cytonics' laboratory for testing, and the results are uploaded to a secure database accessible only to physicians. Over 900 kits were distributed to physicians in 2019, with roughly 934 kits distributed in 2020, 785 kits distributed in 2021, 127 kits distributed in 2022, and 126 kits distributed in 2023. The decline in sales is related to the shutdown of many medical offices during years affected by COVID-19, and the hurdle of re-establishing relationships with this customer base upon re-opening.

APIC™

We have developed a range of therapeutic products for the treatment of painful osteoarthritis, back, and joint pain based upon our understanding of Fibronectin-Aggrecan Complex formation and the role that A2M plays in regulating cartilage degradation. The Company's first therapeutic product, APIC™ was cleared for sale via the 510(k) regulatory process in January 2014. This technology is predicated on Platelet Rich Plasma (PRP), a concentration of the plasma cells found in blood that is injected into joints that are painful and inflamed. The APIC™ system differs from PRP in that it selectively concentrates A2M while removing other blood proteins. The final preparation is a highly concentrated, A2M-rich solution that can be injected into damaged, painful, and inflamed joints.

The Company has entered into 2 third party licensing agreements with certain distributors of medical devices whereby the Company has granted sales, marketing manufacturing, and distribution licenses in the human and veterinary markets with exclusive rights to sell both domestically and internationally in the human and veterinary markets the APIC™ products and FACT™ products of the Company. Our APIC™ system has been used to successfully treat over 10,000 patients nationwide. It is also being used to treat racehorses with success.

Alpha-2-Macroglobulin ("A2M") and Variant CYT - 108

Alpha-2-Macroglobulin ("A2M") is a blood serum protein that plays a role in the clotting cascade. A2M is a well characterized, broad spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that are upregulation in OA. Unfortunately, naturally occurring levels of A2M are too low to lend any therapeutic benefit to damaged joints.

Our A2M technology has been proven to slow cartilage degradation, alleviate pain, eventually halt the progression of OA and allow the body's regenerative mechanisms to heal the damaged tissue. We believe our innovation is in combining our technologies. Specifically, we developed the Autologous Protease Inhibitor Concentrate ("APIC") system to concentrate the A2M found naturally in the bloodstream. This is achieved by drawing and centrifuging patient's blood, then filtering out all the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines). This selectively concentrates the A2M protein found within the bloodstream 4-6x above naturally occurring levels.

The next generation of A2M variants is underway. We have leveraged our expertise in proteomics to create a library of over 100 genetically modified A2M variants. The A2M variants were genetically engineered with unique bait regions responsible for trapping and eliminating proteases. Our A2M variants have a stronger potency and greater specificity for the proteases that are responsible for OA, making these variants powerful protease inhibitors. We tested the ability of each variant to block cartilage degradation in animal models of OA and identified 2 exceptional variants for further testing, named "CYT-98" and "CYT-108."

Preclinical Development of CYT-108

Drug Discovery & Lead Selection

- Over 100 recombinant variants (rA2M) of the wild-type A2M (wt-A2M) protein were designed and tested for their inhibitory effects on 12 proteases involved in cartilage breakdown.

- Lead Selection:

    o Four top-performing rA2M variants were identified and compared with wt-A2M in an ex vivo Bovine Cartilage Explant (BCE) model, where cartilage breakdown was induced using TNF-alpha and IL1-beta.

    o Recombinant A2M (rA2M) variants demonstrated stronger inhibition of sulfated glycosaminoglycans (sGAGs) release than wt-A2M.

    o The two most effective variants advanced to in vivo studies (Zhang et al., 2017).

In Vivo Rat Model of Osteoarthritis

- A rat anterior cruciate ligament transection (ACL-T) model was used to assess cartilage protection.

- The rA2M variants demonstrated superior protease inhibition and downregulation of protease gene expression.

- Fluorescence molecular tomography, immunohistochemical analysis, and RT-PCR confirmed cartilage protection.

- CYT-108 emerged as the most effective rA2M variant and was selected for further investigation.

Manufacturing & Purification

- Produced in Chinese hamster ovary (CHO) cells and purified through a multi-step process involving metal affinity, reverse-phase, and anion exchange chromatography.

- Virus inactivation and filtration steps ensure purity and safety.

- The final formulation is ultra-filtered for drug concentration and stability.

Preclinical Pharmacokinetics & Safety Studies

Small Animal Studies

- PK/PD studies in nude mice showed that fluorescently labeled A2M had a half-life of 4.0 – 4.7 days when administered intra-articularly or subcutaneously.

- Biodistribution: A2M was not detected in any organ or circulation, confirming localized drug activity.

Large Animal Studies (Canine OA Model)

- A non-GLP study in a canine post-traumatic OA model tested intra-articular and subcutaneous injections.

- Key Safety Findings:

  o No adverse events or side effects observed with three 0.5 mg/kg intra-articular injections at one-week intervals.
  o No systemic effects with three subcutaneous injections (5 mg/kg, 10× human dose equivalent).
  o No changes in vital signs, blood analysis, or major organs (heart, kidney, liver, lung, brain, spleen).

Efficacy Outcomes (Canine OA Model)

- Cartilage & Bone Preservation*

  o 57% improvement in cartilage structure (Safranin-O staining).
  o 46% increase in chondrocyte viability.
  o 10% increase in proteoglycan content.
  o 77% recovery of subchondral bone plate thickness.

  *Note: these figures account for removal of outliers

- Synovial Membrane Recovery*

  o 57% reduction in synovial cellular thickening.
  o 31% decrease in synovial hyperplasia.

  *Note: these figures account for removal of outliers

GLP IND-Enabling Study

- Conducted to establish safety and pharmacokinetics for regulatory approval.

- Subcutaneous administration at 10× human dose simulated worst-case exposure scenarios.

- LC-MS/MS assay: CYT-108 detected in circulation within 48 hours, triggering an immune response with anti-CYT-108 antibody formation.

- Data supported regulatory filings and approval for Phase 1 human trials in Australia.

Phase 1 Clinical Trial for CYT-108

The Phase 1 clinical trials for CYT-108 commenced in Q1 2024 in Australia. Our subsidiary, Cytonics Australia Pty Ltd., provides us with significant strategic advantages, including up to a 43.5% cash government subsidy on all R&D expenses and the ability to leverage a favorable exchange rate for conducting our Phase 1 clinical trial. The study concluded in Q2 2025.

Trial Design

- Type: Multicenter, double-blind, randomized, placebo-controlled study.

- Objective: Evaluate the safety and tolerability of two doses of CYT-108 in patients with mild-to-moderate knee osteoarthritis.

- Treatment Schedule:

  o Day 1: First intra-articular injection.

  o Day 85: Second intra-articular injection.

  o Follow-up visits: Days 8, 29, 57, 85, 113, 183 (1, 4, 8, 12, 16, and 26 weeks post-first dose).

Patient Selection

- Total Enrollment: 22 participants.

- Randomization:

  o Group 1 (12 patients): 5mL CYT-108 (5mg/mL) via intra-articular injection (Day 1, Day 85).

  o Group 2 (10 patients): 5mL placebo (PBS) via intra-articular injection (Day 1, Day 85).

- Sites: Two clinical sites, with no more than 13 participants per site to prevent site bias.

Primary & Secondary Endpoints

Primary Endpoint:

- Safety & Tolerability: Assessment of adverse events, vital signs, blood markers, and local reactions at injection sites.

Secondary Endpoints:

- Pharmacokinetics: Systemic absorption and clearance of CYT-108.

- Efficacy Signals:

  o Improvement in pain scores (Visual Analog Scale ("VAS"), WOMAC).

  o Synovial fluid analysis for biomarkers (ARGS fragment) of inflammation and cartilage degradation.

Patient Withdrawal Criteria

- Participants may withdraw voluntarily at any time.

- Clinical investigators can remove participants for safety concerns or other medical reasons.

Phase 1a Milestones & Results

Outlined below is a detailed timeline of key milestones achieved during the Phase 1 trial, as well as the next steps planned for CYT-108's development:

- On April 2, 2024, we were granted regulatory approval to begin patient recruitment.

- As of June 2024 we have successfully recruited 22 patients.

- As of December 2024 all 22 patients have been dosed with either CYT-108 or placebo (saline).

- As of January 13, 2025, no drug-related adverse events have been reported.

- All 22 patients received their last dose in Q4 2024.

  o During Q1 and Q2 2025, we plan to conduct a 3-month follow-up period to assess safety and efficacy at the six-month mark.

  o We will assess cartilage breakdown and patient reported outcomes (perceived pain and changes in mobility and daily function) in the CYT-108 treated and placebo groups.

  o We will look for signs of "disease modification" by quantifying a cartilage degradation product found in blood and whether there are positive changes in patient reported outcomes of pain and mobility.

  o A reduction in cartilage breakdown of the CYT-108 treated group relative to that of the placebo group would indicate that CYT-108 is targeting the molecular pathogenesis of osteoarthritis, and isn't merely an anti-inflammatory or pain reliever.

- The study concluded in Q2 2025. The Phase 1 clinical study report was finalized in Q1 2026.
  - The study met its primary endpoint, demonstrating that CYT-108 was well-tolerated with no drug-related adverse events.
  - The results did not meet the secondary efficacy endpoints , which was expected due to the small size of the trial.

- These results of this study will serve as a critical component for our Investigational New Drug (IND) application, which we plan to submit in 2027.

Next Steps and Milestones

Cytonics' clinical development plan will require an intermediate Phase 1b/2a dose-finding study to determine the optimal dose and frequency of administration to use in a larger, Phase 2b trial. The primary endpoints in this intermediate study are anticipated to be safety and a pain/efficacy score, with secondary endpoints of disease modification (e.g., biomarkers) and structural changes (e.g., MRI). Identification of the optimal dose and administration scheme will serve as a de-risking step in identifying a disease-modifying efficacy signal in the Phase 2b clinical study.

Before initiating the Phase 1b/2a dose-finding study in humans, Cytonics anticipates conducting an additional pharmacokinetic and pharmacodynamic (PK/PD) experiment in a small animal model of osteoarthritis to identify the minimum and maximum doses to be used in the Phase 1b/2a trial. The Company anticipates initiating this study in Q2 2026 and presenting this data as part of a Type C meeting package to the FDA in early 2027 (forecasted). FDA feedback in this Type C meeting will directly inform the Phase 1b/2a study design, and allow the Company to begin setting up the infrastructure for this human trial in mid-

2027 (forecasted). Simultaneously, Cytonics will prepare an Investigational New Drug (IND) application to the FDA prior to Phase 1b/2a commencement in (forecasted) Q1 2028.

It is important to note that clinical trial outcomes may not ultimately support the continued development of CYT-108. At the conclusion of the study, CYT-108 appears well-tolerated and no drug-related adverse events were reported.

Provided, CYT-108 demonstrates strong efficacy and safety results through Phase 1 and subsequent trials, our next steps toward commercialization include:

- Advancing to Phase 1/b/2a, Phase 2b, and Phase 3 Trials

    o These will focus on confirming efficacy, dosing optimization, and further safety evaluation across larger, multi-national patient populations.

- FDA Approval and Licensing

    o Following successful Phase 3 results, we will seek FDA approval, alongside approvals in additional global markets such as the European Union, Japan, and Australia.

- Target Market

    o Our commercialization strategy prioritizes partnerships with healthcare providers, orthopedic clinics, and hospitals specializing in osteoarthritis treatment. Additionally, we will engage with payers to ensure broad insurance coverage and accessibility for patients.

- Distribution Channels

    o We plan to leverage direct-to-physician sales teams, collaborate with major pharmaceutical distributors, and explore digital telehealth partnerships to maximize market reach.

- Market Education and Awareness

    o We will conduct comprehensive educational campaigns targeting physicians, patients, and caregivers to highlight the "disease-modifying" benefits of CYT-108.

By focusing on these commercialization strategies, we aim to position CYT-108 as a groundbreaking treatment capable of reversing the root cause of osteoarthritis and significantly improving patients' quality of life.

Concept Products

The Company plans to develop additional products that include therapeutics that we plan to manufacture, outsource to contract manufacturing, or license to strategic partners. Products currently in development or envisioned include the following:

1. Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for treating musculoskeletal and inflammatory disorders.
2. Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for treating inflammatory lung diseases, such as Chronic Obstructive Pulmonary Disease ("COPD") and Acute Respiratory Distress Syndrome ("ARDS").
3. Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for the treatment of metastatic melanoma.

No specific timeline has been defined by the Company for bringing the four listed products to market.

Material Agreements

We do not intend to manufacture the majority of our products, but instead we will use outside suppliers and contract manufacturers. See below for additional information regarding agreements we have reached with third parties to facilitate manufacturing, distribution, licensing etc.

Christie Medical Holdings/CareStream Group

On October 8, 2019 the Company entered into a letter of intent with Christie Medical Holdings, which are later acquired by CareStream Group. Effective January 1, 2020 the agreement granted Christie Medical Holdings an exclusive 10 year manufacturing, marketing and sales license with exclusive rights to sell both domestically and internationally in the human markets the Company's APIC™ and FACT products. On April 27, 2020 the terms and conditions of the letter of intent were superseded by that certain definitive Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market, dated as of April 27, 2020, between the Company and Christie Medical Holdings.

As part of the agreement with CareStream Group, the Company was to receive a $450,000 nonrefundable license fee, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. On January 1, 2024, the $80,000 installment payment was not made. Subsequently, on July 19, 2024, the contract was amended whereby CareStream agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

Unless extended, this agreement will terminate on December 31, 2029. The agreement may be terminated by the parties following bankruptcy of either party, breach of the agreement, or mutual agreement of the parties.

Astaria Global, LLC

On June 30, 2019, the Company entered into an Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market with Astaria Global, LLC, a device distributor in the veterinary market, to sell the APIC™ products to equine physicians. This deal included a license purchase price of $400,000, payable at $100,000 due on September 30, 2019, and four annual payment of $75,000, with the final payment made on October 15, 2023. In addition, the Company receives a royalty on gross sales that began in calendar year 2021. The royalty is based on a defined percentage subject to certain quarterly minimums, which currently is set at 4% of product sales or $20,000 per quarter. Since entering into this agreement, in the aggregate, we have received approximately $640,000 from Astaria Global, LLC under the terms of this Exclusive License Agreement.

The agreement with Astaria is considered to be perpetual, unless terminated by the parties following bankruptcy of either party, breach of the agreement, or mutual agreement of the parties.

Goodwin Biotechnology

On September 9, 2024, the Company and Goodwin Biotechnology entered into a manufacturing agreement for the production of GMP-grade recombinant A2M variant, CYT-108. The agreement covers two GMP production runs through 2026, providing enough CYT-108 to conduct Phase 2 clinical trials. This agreement expires at the sole discretion of the Company. The manufacturing agreement is filed as Exhibit 6.8 to the Offering Statement of which this Offering Circular is a part.

Suppliers

We intend to select suppliers that have a substantial track record of working with FDA regulated medical products and maintaining good manufacturing practices that comply with FDA requirements. Each potential supplier will be audited by our staff to ensure they satisfy our requirements.

Intellectual Property

We seek to commercialize certain technology related to the medical treatment of conditions affecting the human spine and other major joint spaces in the body, including certain technology subject to patent applications (the "Intellectual Property").

The Intellectual Property currently includes 25 issued patents, and several US and international provisional patents and patents pending. We have invested over $2,500,000 in patent development.

The patent portfolio revolves around innovative systems, compositions, and methods for transplantation and treating various conditions with an emphasis on using Alpha-2-Macroglobulin (A2M) in enhanced therapeutic forms. The patents detail a range of liquid compositions that isolate A2M from biological samples such as blood or bone marrow, focusing on increasing the concentration of A2M while reducing other proteins to mitigate immunogenic responses. Notable patents include methods to treat joint inflammation, degeneration, and wounds by applying these compositions directly to affected areas, leveraging both natural and recombinant forms of A2M.

Several patents describe the engineering of A2M with non-natural bait regions to enhance its protease inhibition capabilities significantly, offering potential treatments for inflammatory diseases and conditions by modifying A2M to increase its therapeutic efficacy.

- Patent US10,265,388 and related patents EP2827882, DE2827882, FR2827882, GB2827882, and CA2865170 detail liquid compositions that isolate A2M from biological samples, such as blood or bone marrow, focusing on increasing the concentration of A2M while reducing other proteins to mitigate immunogenic responses.

- Patents US11,040,092 and US10,940,189 describe methods to treat joint inflammation, degeneration, and wounds by applying these compositions directly to affected areas, leveraging both natural and recombinant forms of A2M.

- Patents US10,400,028, US10,889,631, and US11,634,475, along with EP3221341, DE3221341, FR3221341, GB3221341, and AU2015349782 describe the engineering of A2M with non-natural bait regions to enhance its protease inhibition capabilities, offering potential treatments for inflammatory diseases and conditions by modifying A2M to increase its therapeutic efficacy.

- Patent US9,352,021 and US9,498,514 further explore topical applications for chronic wounds, demonstrating the versatile application of A2M-based therapies.

These patents, granted across multiple jurisdictions including the US, UK, EU, Canada, Australia, and Japan, underscore a strategic focus on leveraging the therapeutic potentials of A2M in various medical applications.

The Company's Trademarks

The following trademark(s) are registered with the United States Patent and Trademark Office.:

Trademark	Ser No.	Description	Duration
CYTONICS	88-321,585	Consists of standard characters without claim to any particular font style, size or color	Expires September 17, 2029

The Company's Patents

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including obtaining, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among, other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover, but is not limited to, our product candidates and components thereof, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, product candidates, and continuing innovation to develop, strengthen, and maintain our position in our product candidates. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned or controlled by third parties; to defend and enforce our proprietary rights, including our patents; to defend against challenge and assertion by third parties of their purported intellectual property rights; and to operate without infringement of valid and enforceable patents and other proprietary rights of third parties.

The Company has the following patents issued and pending at this time:

Title	Registration Number	Description	File Date	Grant Date	Expiration Date	Country
Systems, compositions, and methods for transplantation	10,265,388	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) from a biological sample that is blood or bone marrow aspirate from an individual mammal, wherein the concentration of the A2M is at least 1.1 times higher than in the biological sample; (b) a non-A2M protein with a molecular weight of less than 500 kDa, wherein the concentration of the non-A2M protein with a molecular weight of less than 500 kDa is less than the concentration of the non-A2M protein with a molecular weight of less than 500 kDa in the biological sample, wherein the non-A2M protein with a molecular weight of less than 500 kDa is fibrinogen; (c) a non-A2M protein with a molecular weight of less than 100 kDa, wherein the concentration of the non-A2M protein with a molecular weight of less than 100 kDa is less than the concentration of the non-A2M protein with a molecular weight of less than 100 kDa in the biological sample, wherein the non-A2M protein with a molecular weight of less than 100 kDa is C X C motif chemokine receptor 2 (CXCR2) or ATP Binding Cassette Subfamily F Member 1 (ABCF1); (d) a fluid from the blood or bone marrow aspirate from the mammal; and (e) an effective amount of an anti-coagulant selected from the group consisting of EDTA, tri-sodium citrate, acidcitrate-dextrose (ACD), citrate-phosphate-dextrose (CPD), citrate-phosphate-double dextrose (CP2D), and citrate-phosphate-dextrose-adenine (CPDA1), wherein the liquid composition is not coagulated, is substantially free of white blood cells, and comprises less amount of non-A2M proteins with a molecular weight of less than 500 kDa than in the biological sample; and wherein the liquid composition is prepared by a process comprising:	2/21/2013	4/23/2019	2/21/2033	US

| | | (i) passing a blood sample or bone marrow aspirate sample substantially free of white blood cells through a filter;

(ii) retaining the retentate from (i); and

(iii) adding the effective amount of the anti-coagulant to the retentate, wherein the filter has a molecular weight cut-off of about 500 kDa or less. | | | | |

| Systems, Compositions, and Methods for Transplantation | 11,040,092 | 1. A method of treating a disease or condition in a subject in need thereof, wherein the disease or condition (A) is associated with inflammation in a joint, spinal disc, bone, tendon, or ligament; (B) is associated with degeneration in a joint, spinal disc, bone, tendon, or ligament; (C) is associated with an injury of a joint, spinal disc, bone, tendon, or ligament; or (D) is associated with wound healing, the method comprising administering to the subject at an anatomic site in need of treatment a liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) from a blood sample from the subject, wherein the A2M is present at a concentration at least 3.5 times higher than the concentration of the A2M in the blood sample from the subject; and

(b) platelet-rich plasma from the blood sample from the subject, wherein the liquid composition:

(i) comprises a non-A2M protein with a molecular weight of less than 500 kDa, wherein the non-A2M protein with a molecular weight of less than 500 kDa is present in the liquid composition at a concentration of at most 90% of the concentration of the non-A2M protein with a molecular weight less than 500 kDa in the blood sample from the subject, and wherein the non-A2M protein with a molecular weight of less than 500 kDa is fibrinogen;

(ii) is substantially non-immunogenic; and

(iii) is substantially free of white blood cells.

17. A method of treating a disease or condition in a subject in need thereof, wherein the disease or condition: (A) is associated with inflammation in a joint, spinal disc, bone, tendon, or ligament; (B) is associated with degeneration in a joint, spinal disc, bone, tendon, or ligament; (C) is associated with an injury of a joint, spinal disc, bone, tendon, or ligament; or (D) is associated with wound healing, the method comprising administering to the subject at an anatomic site in need of treatment a liquid composition comprising: | 3/2/2018 | 6/22/2021 | 2/21/2033 | US |
|---|---|---|---|---|---|---|

| | | (a) an alpha-2-macroglobulin polypeptide (A2M) from a blood sample from the subject, wherein the A2M is present at a concentration at least 3.5 times higher than the concentration of the A2M in the blood sample from the subject; and

(b) platelet-rich plasma from the blood sample from the subject; | | | | |

		wherein the liquid composition:				
		(i) comprises a non-A2M protein with a molecular weight of less than 500 kDa, wherein the non-A2M protein with a molecular weight of less than 500 kDa is present in the liquid composition at a concentration of at most 90% of the concentration of the non-A2M protein with a molecular weight less than 500 kDa in the blood sample from the subject;				
		(ii) comprises a non-A2M protein with a molecular weight of less than 100 kDa, wherein the non-A2M protein with a molecular weight of less than 100 kDa is present in the liquid composition at a concentration at most 90% of the concentration of the non-A2M protein with a molecular weight less than 100 kDa in the blood sample from the subject, and wherein the non-A2M protein with a molecular weight of less than 100 kDa is ATP Binding Cassette Subfamily F Member 1 (ABCF1);				
		(iii) is substantially non-immunogenic; and				
		(iv) is substantially free of white blood cells.				

Systems, Compositions, and Methods for Transplantation	10,940,189	1. A composition comprising a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein:
		
		 (a) the non-natural bait region comprises:
		
		  (i) a sequence with 100% sequence identity to at least 24 contiguous amino acid residues of SEQ ID NO: 47; and
		
		  (ii) two or more protease recognition sequences;
		
		 (b) the non-natural bait region replaces the bait region of a wild-type A2M polypeptide with a sequence according to SEQ ID NO: 3; and the non-natural bait region has at least 70% identity to the entirety of SEQ ID NO: 47.
			3/2/2018	3/9/2021	2/21/2033	US

Systems, Compositions, and Methods for Transplantation	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of	2/21/2013	4/8/2020	2/21/2033	EP

		the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample, and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.				
Systems, Compositions, and Methods for Transplantation	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	4/8/2020	2/21/2033	DE
Systems, Compositions, and Methods for Transplantation	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	4/8/2020	2/21/2033	FR

Systems, Compositions, and Methods for Transplantation	2827882	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and (b) plasma from the biological sample from the mammal; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	4/8/2020	2/21/2033	GB
Systems, Compositions, and Methods for Transplantation	2865170	1. A liquid composition comprising: (a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a plasma or bone marrow aspirate (BMA) sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of the A2M present in the plasma or BMA sample from the mammal from which the A2M was isolated; and (b) plasma from the plasma sample from the mammal from which the A2M was isolated or BMA from the BMA sample from the mammal from which the A2M was isolated; wherein the liquid composition does not elicit an immune response in the mammal.	2/21/2013	12/22/2020	2/21/ 2033	CA

Systems, Compositions, and Methods for Transplantation	2013222414	1. A substantially non-immunogenic liquid composition comprising: (a) alpha-2-macroglobulin (A2M) isolated from a biological sample from a mammal, wherein the A2M is present at a concentration of at least 1.1 times higher than the concentration of A2M present in the biological sample from the mammal; and (b) plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample. 10. A method for enrichment of A2M from a biological sample obtained from a mammal comprising: (a) flowing the sample through one or more filters, thereby separating the biological sample into a filtrate and a retentate; and (b) collecting the retentate, wherein the retentate is enriched for A2M, wherein a concentration in said retentate of a non-A2M protein with a molecular weight of less than about 500 kDa is less than 90% of a concentration of the non-A2M protein in the biological sample, wherein the retentate further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample and wherein the retentate is substantially non-immunogenic.	2/21/2023	3/31/2018	2/21/2033	AU
Alpha-2-macroglobulin compositions and therapeutic uses	GB2501611B	1. A liquid composition comprising: (a) alpha-2-macroglobulin (A2M) isolated from a biological sample from an individual mammal, wherein the A2M is present at a concentration of at least 1.1 times higher than the concentration of A2M present in the biological sample from the individual mammal, and wherein the liquid composition is non-immunogenic to the individual mammal; and (b) plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample from the individual mammal.	2/21/2013	3/14/2015	2/21/2033	UK
Systems, compositions and methods	GB2503131B	1. A composition comprising an isolated recombinant A2M polypeptide, wherein the recombinant A2M polypeptide comprises	2/21/2013	11/18/2015	2/21/2033	UK

for transplantation		one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M.

20. A composition comprising an isolated recombinant A2M polynucleotide, wherein the recombinant A2M polynucleotide encodes for one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the encoded recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M.

23. A method for determining the enhanced inhibition of a protease by a recombinant A2M polypeptide comprising:

(a) providing a recombinant A2M polypeptide comprising one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M;

(b) contacting the recombinant A2M polypeptide with the protease and a substrate cleaved by the protease; | | | | |

		contacting a wild-type A2M polypeptide with the protease and the substrate cleaved by the protease; and (d) comparing the amount of cleavage of the substrate from step (b) to the amount of cleavage of the substrate from step (c), thereby determining the enhanced inhibition of the protease by the recombinant A2M polypeptide.				

		24. A method for making a recombinant A2M polynucleotide comprising:				
		(a) providing a vector containing a recombinant A2M polynucleotide comprising a sequence substantially similar to SEQ ID NO 2;				
		(b) digesting the vector containing a recombinant A2M polynucleotide with restriction endonucleases to form a linear vector without a wild-type A2M bait region; (c) ligating one end of one or more polynucleotides encoding one or more nonnatural bait regions, wherein the one or more non-natural bait regions encode for one or more protease recognition sites not present in a wild-type A2M polypeptide, to one end of the linear vector; and				
		(d) ligating the other end of the one or more polynucleotides encoding one or more of the non-natural bait regions to the other end of the linear vector, thereby forming a vector containing a recombinant A2M polynucleotide, and wherein a recombinant A2M polypeptide produced from the vector of (d) is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases and metalloproteases, compared to wild-type A2M.				
Apparatus for enriching a bio-fluid with respect to the concentration of alpha-2-macroglobulin	GB2522561B	1. An apparatus comprising: a flow filtration module comprising an inlet, an outlet, and one or more filters fluidly connected between the inlet and outlet; and a centrifuge, wherein a flow of a supernatant of a biological sample from a mammal obtained by centrifuging the biological sample with the centrifuge passes through the one or more filters to produce a composition comprising an alpha-2-macroglobulin (A2M) polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M polypeptide present in the biological sample; wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample; and wherein the one or more filters has a pore size with a molecular weight cut-off of at most 500 kDa.	2/21/2013	9/21/2016	2/21/2033	UK

		2. An apparatus comprising: a flow filtration module comprising an inlet, an outlet, and one or more filters fluidly connected between the inlet and outlet; and a pump in fluid connection with the filtration module, wherein the pump is coupled to the filtration module upstream of the inlet or downstream of the outlet, wherein activation of the pump produces a flow of the biological sample from the inlet to the outlet and through the one or more filters to produce a composition comprising an alpha-2-macroglobulin (A2M) polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M polypeptide present in the biological sample; wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample; and wherein the one or more filters has a pore size with a molecular weight cut-off of at most 500 kDa. 9. A apparatus comprising: a flow filtration module comprising an inlet, an outlet, and two or more filters; wherein the two or more filters are fluidly connected in series between the inlet and outlet; wherein a flow of a biological sample from a mammal passes through the at least two filters to produce a composition comprising an A2M polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M present in the biological sample; wherein a first filter of the two or more filters has a pore size of at most 1 micron; and wherein a second filter of the two or more filters has a pore size with a molecular weight cut-off of at most 500 kDa, wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample.				
Systems, compositions, and methods for transplantation and treating conditions	9,352,021	1. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound	8/28/2014	5/31/2016	8/28/2034	US

33

		15. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject, wherein the composition comprises: (a) the A2M at a concentration of at least 1.1 times higher than a concentration of A2M present in the biological sample; and				

		(b) a body fluid from the biological sample; wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound. 20. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject, wherein the composition comprises a first and second plurality of non-A2M proteins, wherein the first plurality of non-A2M proteins have a molecular weight of more than 10 kDa and are present at a concentration at least 1.1 times higher than a concentration of those proteins in the biological sample; and the second plurality of non-A2M proteins have a molecular weight less than 500 kDa and are present at an amount of less than 90% of an amount of those proteins in the biological sample; wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound.				
Systems, compositions, and methods for transplantation and treating conditions	9,498,514	1. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising a recombinant alpha-2-macroglobulin polypeptide (A2M) comprising a non-natural bait region that replaces a wild-type A2M bait region. 19. A wound dressing comprising an effective amount of a composition for the treatment or prophylaxis of a chronic wound in a mammalian subject, wherein the composition comprises a recombinant alpha-2-macroglobulin polypeptide (A2M) comprising a non-natural bait region that replaces a wild-type A2M bait region.	3/25/2016	11/22/2016	8/28/2034	US
Therapeutic variant alpha-2-macroglobulin compositions	10,400,028	1. A composition comprising a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region	11/20/2015	9/3/2019	11/20/2035	US

		comprises a sequence with at least 80% identity to SEQ ID NO: 20.				
Therapeutic variant alpha-2-macroglobulin compositions	10,889,631	1. A method of treating a mammalian subject with an inflammatory disease or condition, comprising administering to the subject a pharmaceutical composition comprising: (a) a pharmaceutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 80% identity to SEQ ID NO: 20; and (b) a pharmaceutically acceptable carrier.	7/7/2019	1/12/2021	11/20/2035	US

| Therapeutic variant alpha-2-macroglobulin compositions | 11,634,475 | 1. A pharmaceutical composition comprising:

(a) a therapeutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence comprising SEQ ID NO: 82:

X1X2X3X4X5X6X7X8

wherein:

X1 is an amino acid selected from the group consisting of glycine (G), proline (P) and glutamic acid (E);

X2 is any natural amino acid;

X3 is any natural amino acid;

X4 is glycine (G) or glutamic acid (E);

X5 is an amino acid selected from the group consisting of glycine (G), valine (V), leucine (L), serine (S), alanine (A), phenylalanine (F) and threonine (T);

X6 is any natural amino acid;

X7 is any natural amino acid; and

X8 is glycine (G); and

(b) a pharmaceutically acceptable carrier;

wherein the non-natural bait region further comprises a sequence comprising EXEΘ4XG (SEQ ID NO: 83), wherein each X is any natural amino acid and Θ4 is an amino acid selected from the group consisting of glycine (G), valine (V), glutamic acid (E), alanine (A), threonine (T), serine (S), glutamine (Q), proline (P), asparagine (N) and aspartic acid (D);

wherein the non-natural bait region comprises a sequence with at least 70% sequence identity to SEQ ID NO: 20; and

wherein the non-natural bait region does not comprise SEQ ID NO: 104, SEQ ID NO: 105, SEQ ID NO: 106, SEQ ID NO: 109, | 12/3/2020 | 4/25/2023 | 12/22/2035 | US |

		SEQ ID NO: 111, SEQ ID NO: 112, SEQ ID NO: 114, SEQ ID NO: 120, SEQ ID NO: 121, SEQ ID NO: 122 or SEQ ID NO: 123.				
		16. A method of formulating a pharmaceutical composition comprising: (a) a therapeutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide and a pharmaceutically acceptable carrier, wherein the recombinant A2M polypeptide comprises a non-natural bait region, wherein the non-natural bait region comprises a sequence comprising SEQ ID NO: 82: X1X2X3X4X5X6X7X8 wherein: X1 is an amino acid selected from the group consisting of glycine (G), proline (P) and glutamic acid (E); X2 is any natural amino acid; X3 is any natural amino acid; X4 is glycine (G) or glutamic acid (E); X5 is an amino acid selected from the group consisting of glycine (G), valine (V), leucine (L), serine (S), alanine (A), phenylalanine (F) and threonine (T); X6 is any natural amino acid; X7 is any natural amino acid; and X8 is glycine (G); and (b) a pharmaceutically acceptable carrier; wherein the non-natural bait region further comprises a sequence comprising EXEΘ4XG (SEQ ID NO: 83), wherein each X is any natural amino acid and Θ4 is an amino acid selected from the group consisting of glycine (G), valine (V), glutamic acid (E), alanine (A), threonine (T), serine (S), glutamine (Q), proline (P), asparagine (N) and aspartic acid (D);				

| | | wherein the non-natural bait region comprises a sequence with at least 70% sequence identity to SEQ ID NO: 20; and

wherein the non-natural bait region does not comprise SEQ ID NO: 104, SEQ ID NO: 105, SEQ ID NO: 106, SEQ ID NO: 109, SEQ ID NO: 111, SEQ ID NO: 112, SEQ ID NO: 114, SEQ ID NO: 120, SEQ ID NO: 121, SEQ ID NO: 122 or SEQ ID NO: 123. | | | | |

Therapeutic variant alpha-2-macroglobulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.	11/20/2015	7/29/2020	11/20/2035	EP
Therapeutic variant alpha-2-macroglobulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced	11/20/2015	7/29/2020	11/20/2035	DE

		inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.				

Therapeutic variant alpha-2-macroglobulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein: (i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.	11/20/2015	7/29/2020	11/20/2035	FR
Therapeutic variant alpha-2-macroglobulin compositions	3221341	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein:	11/20/2015	7/29/2020	11/20/2035	GB

		(i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30; (ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3; (iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids; (iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and (v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.				
Therapeutic variant alpha-2-macroglobulin compositions	2015349782	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein the non-natural bait region comprises a sequence with at least 92% overall identity to a sequence selected from the group consisting of SEQ ID NOs: 6-30.	11/20/2015	11/26/2020	11/20/2025	AU

Therapeutic variant alpha 2-macroglobulin composition	6861152	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein the non-natural bait region comprises a sequence selected from the group consisting of SEQ ID NOs 6-30, wherein the recombinant variant A2M polypeptide comprises at least 90% sequence identity to SEQ ID NO 3, wherein the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine	11/20/2015	3/31/2021	11/20/2035	JP

		protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein, and wherein the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.				
Therapeutic variant alpha2-macroglobulin compositions	7166022	1. A pharmaceutical composition for use in a method of treating a mammalian subject with an inflammatory disease or condition, wherein the method comprises administering the pharmaceutical composition to the subject, and wherein the pharmaceutical composition comprises: (a) a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 90% identity to SEQ ID NO: 20, wherein the non-natural bait region comprises each of the sequences of SEQ ID NOs: 34, 36, and 80, wherein the recombinant A2M polypeptide comprises at least 90% sequence identity to SEQ ID NO 3, and wherein the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143; and (b) a pharmaceutically acceptable carrier.	2/26/2021	10/27/2022	11/20/2035	JP
Systems, Compositions, and Methods for Transplantation	17/211,261	Pending	3/24/2021	3/23/2041*		US
Systems, Compositions, and Methods for Transplantation	3,095,010	Pending	2/21/2013	2/20/2033*		CA
Therapeutic Variant Alpha-2-Macroglobulin Compositions	18/178,917	Pending	3/6/2023	3/5/2043*		US
Therapeutic Variant Alpha-2-Macroglobulin Compositions	2,967,973	Pending	11/20/2015	11/19/2035*		CA

*Excluding any potential Patent Term Adjustment ("PTA") or Patent Term Extension ("PTE").

Research

We currently have a staff of 1 full time employee and 7 technical consultants, including 2 PhD's, 5 MD's, and 2 MBA's. These advisors serve as scientific, financial and regulatory consultants.

In 2013, our research team developed a series of recombinant variants of A2M which has the potential to be a treatment for osteoarthritis, back and joint pain. *In vitro* and *in vivo* testing on small animal models of trauma-induced arthritis have demonstrated a high degree of safety and efficacy of our recombinant A2M product. Since 2015, we have outsourced drug development to Goodwin Biotechnology, a contract services provider with expertise in cell line development, scale up, and GMP manufacturing. See Exhibit 6.8 to the Offering Statement of which this Offering Circular is a part.

We contracted with Goodwin Laboratory (Plantation, Florida) for GLP/GMP production of our A2M variants and pre-clinical trials. We believe we currently have produced enough GMP-grade drug product to complete our Phase 1 clinical trial.

In 2023, we contracted with Southern Star Research ("Southern Star Research"), an Australian CRO, to coordinate our first-in-human Phase 1 clinical trial. We have contracted three independent clinical study sites along the eastern coast of Australia. We have begun our Phase 1 clinical trial and dosed all patients in the 22 participant study. As of September 3, 2025, no adverse events have been reported and CYT-108 appears to be well-tolerated. We expect the Phase 1 Clinical Study Report to be finalized in Q4 2025, at which point we will analyze the efficacy data to determine if CYT-108 has a positive effect on patient perceived pain, changes in mobility, and cartilage degradation.

Competition

The spine and orthopedic markets are known for their intense competition; however, in the field of orthopedic diagnostics and biologic therapeutics there are very few competitors. Our primary competition will be companies that provide the existing standard of care including steroids, NSAIDs, visco supplementation, and closed irrigation treatments. We believe that by proving a clinical and economic advantage over existing treatments, we will be able to compete effectively. We will, however, be competing for market share against other drug and device companies that may possess greater resources and experience than us.

Given the large market potential for therapies, it is likely that other pharmaceutical companies and orthopedic companies have internal development programs for therapeutic products that will compete with our products.

Pricing Strategy

Our pricing strategy is to position our products as premium priced products, however, to be less expensive than the current treatment algorithms for spine and joint pain. We will work closely with patients, insurance carriers and workman's compensation providers to determine a fair price for our assay and therapeutic products.

Organizational Structure

The Company has one subsidiary, Cytonics Australia Pty Ltd. Cytonics Australia Pty Ltd. is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the Company's eligibility to claim up to a 43.5% Research and Development Tax Incentive ("RDTI") offered by the Australian government. The constitution of Cytonics Australia Pty Ltd. outlines the governance framework that directs Company management, ensuring compliance with the provisions of the Corporations Act.

The Australian Taxation Office may reject or materially alter the RDTI annual claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company's net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash. In order to qualify for the maximum reimbursement, the Company plans to remain in compliance with applicable Australian tax laws and has contracted with an Australian tax and accounting specialist, Prime Financial, who manages the accounting and tax filings for our Australian subsidiary.

Employees

We currently have a staff of 1 full time employee, no part time employees and 7 technical consultants, including 2 PhD's, 3 MDs, and 2 MBA's. These advisors serve as scientific, financial and regulatory consultants.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business.

On January 8, 2018, we received a letter from the trustee for IRC Clinics, Inc. ("IRC") in their ongoing bankruptcy case advising us that their filing had been converted from Chapter 11 to Chapter 7 on January 9, 2017 and that the trustee's duty is to liquidate IRC and collect all monies contractually due to it, which it said also includes funds owed by the Company to IRC pursuant to a Master Services Agreement dated February 15, 2015. The Company had a discussion with the attorney for the trustee for IRC, and he advised that they were not aware of this dispute and the Company has not had any communications with the attorney for the trustee for IRC since June 21, 2018. There was no specific dollar amount demanded.

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Transfer Agent

We have engaged DealMaker Engage LLC as our transfer agent.

Bankruptcy, Receivership, Etc.

Not applicable.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

We have not yet generated profits.

We have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future or ever. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We depend heavily on our officers and key employees, and turnover of such personnel could harm our business.

Our business and results of operations depend in significant part upon our executives. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled personnel to replace employees as needed, our business could suffer.

We may change our business strategy without stockholder consent, which may result in riskier operations than our current operations.

We may change our business strategy and guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Offering Statement. A change in our business strategy could expose us to unknown risks.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guarantee that debt or equity financing, the ability to borrow funds or cash generated by loans will be available or sufficient to meet or satisfy our initiatives, objectives or requirements, nor can we guarantee that we will have access to efficient or effective financing structures.

We intend to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our Company.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of key personnel, risks posed by natural disasters, and risks of lawsuits from our employees. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

Financial projections may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our management's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by our management and/or that these returns may not be realized in the timeframe projected by our management, if at all.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands. Our ability to obtain and maintain access to these or similar kinds of credit facilities is significant for us to operate the business.

Maintaining and enhancing our brand and reputation is critical to our growth and negative publicity could damage our brand and thereby harm our ability to compete effectively, which would materially adversely affect our business, results of operations and financial condition.

Our brand and our reputation are important assets. Maintaining and enhancing our brand and reputation is critical to our ability to compete effectively. Our brand and reputation could be harmed if we fail to act responsibly or are perceived as not acting responsibly, or fail to comply with regulatory requirements as interpreted by certain governments or agencies thereof, in a number of other areas, such as safety and security, data security, privacy practices, sustainability, human rights (including in respect of our own operations and throughout our supply chain), matters associated with our broader supply chain (including owners and other third-party vendors and service providers), diversity, non-discrimination and support for employees and local communities. Media, legislative, or government scrutiny around our Company, including the perceived impact on neighborhood nuisance, privacy practices, provision of information as requested by certain governments or agencies thereof, business practices and strategic plans, our business partners, private companies where we have minority investments and our practices relating to our platform, offerings, employees, competition, litigation and response to regulatory activity, could adversely affect our brand and our reputation with our buyers, owners and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand or reputation could materially adversely affect our business, results of operations and financial condition.

Our results of operations and financial condition are subject to management's accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our amended and restated articles of incorporation authorizes the Board of Directors to issue up to 20,000,000 shares of Preferred Stock, of which approximately 2,350,000 shares remain undesignated. Such undesignated shares of Preferred Stock may be issued in one or more subseries, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any Preferred Stock could diminish the rights of holders of our Common Stock, and therefore could reduce the value of such Common Stock. In addition, specific rights granted to future holders of Preferred Stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended.

Limitations on director and officer liability and indemnification of our Company's officers and directors by us may discourage stockholders from bringing suit against an officer or director.

Our Company's amended and restated articles of incorporation and amended and restated bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director.

We are responsible for the indemnification of our officers and directors.

Should our officers and/or directors require us to contribute to their defense, we may be required to spend significant amounts of our capital. Our articles of incorporation, as amended and bylaws, as amended also provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup. If these expenditures are significant, or involve issues which result in significant liability for our key personnel, we may be unable to continue operating as a going concern.

Cytonics is obligated to pay certain fees and expenses.

Cytonics will pay various fees and expenses related to its ongoing operations regardless of whether or not Cytonics' activities are profitable. These fees and expenses will require dependence on third-party relationships. Cytonics is generally dependent on relationships with its strategic partners and vendors, and Cytonics may enter into similar agreements with future potential strategic partners and alliances. Cytonics must be successful in securing and maintaining its third-party relationships to be successful. There can be no assurance that such third parties may regard their relationship with Cytonics as important to their own business and operations, that they will not reassess their commitment to the business at any time in the future, or that they will not develop their own competitive services or products, either during their relationship with Cytonics or after their relations with Cytonics expire. Accordingly, there can be no assurance that Cytonics' existing relationships or future relationships will result in sustained business partnerships, successful service offerings, or significant revenues for Cytonics.

We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we have not been profitable and have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2025 and 2024, we reported net losses of $8,585,155 and $4,526,921, respectively. The Company also had an accumulated deficit of $37,811,117 as of December 31, 2025. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the audited financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We expect to experience losses in the future and may not become profitable.

Pursuant to our business strategy, we expect to continue to make expenditures on research, clinical trials, and regulatory approvals, which will adversely affect operating results until revenues from sales of our products reach a level at which these costs are supported. Our recent operations have been financed and are expected to continue to be financed primarily through sales by us of our equity and through debt. We anticipate, based on our current proposed plans and assumptions relating to operations, that the net proceeds from the sale of the Common Stock offered hereby, assuming a fully subscribed offering, will be sufficient to satisfy our contemplated cash requirements for approximately 24 months from the date of this Offering.

Since the formation of our Company, we have generated limited revenues, with the exception of the federal grant income, income from the sale of an exclusive license to our therapeutic products, and quarterly royalties. We may experience quarterly and annual losses, and expect to do so at least through the end of the 2025 calendar year. We are a research and development company that creates shareholder value by de-risking potential therapeutic drug assets through the FDA's regulatory framework. As such, our primary directive is *not* to achieve profitability. Instead, we strategically allocate investor capital to maximize shareholder value within the constraints of our drug development mission. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We will need to generate significant revenues to achieve and maintain profitability.

Our current and historical revenue is highly concentrated.

The Company's revenue is highly concentrated among a limited number of customers, which poses a significant customer concentration risk. The loss of any one of these key customers, or a significant reduction in their purchases or licensing fees, could materially impact the Company's revenue and financial stability. Cytonics' reliance on a concentrated customer base makes it vulnerable to changes in these customers' business needs, financial health, or strategic direction. This dependency may continue as the Company develops its portfolio and attempts to diversify its revenue sources, though there is no guarantee that future revenues will be less concentrated.

If the Company cannot raise sufficient funds, it may not succeed.

Cytonics is offering Common Stock in the amount of 1,207,729 shares and up to $5,000,000 in this Offering on a best-efforts basis and may not raise the complete amount. If we raise the full maximum amount in this Offering, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise a substantially lesser amount than the maximum amount, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Some of our products are ready for commercial sales, but there is no certainty that these products will be successfully marketed.

Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing our technology will be successfully marketed or licensed. Our products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

Some of our products are in the developmental stage and may require more testing.

Our technologies are based on extensive testing, but there are still important questions and additional testing and development that will need to occur prior to making our products available for broad sale to the medical community. The Company may need to initiate expensive clinical studies to further support the use and market acceptance of our products. We have had limited technical input or evaluations with respect to our products from other physicians or medical professionals, and therefore have received limited validation of the potential efficacy of our products or their viability in the market from persons outside of our Company. Our limited resources in supporting our products could have a material adverse effect upon our business.

We may have a limited number of products.

We may not be able to afford to develop additional products. If the production or sales of any of our limited number of products do not meet our expectations, our dependence upon small numbers of products and our inability to quickly develop new products could have a material adverse effect upon our business, prospects, financial condition and results of operations.

The failure of our products to gain market acceptance would have an adverse effect upon our ability to generate revenues and attain profitability.

A significant challenge for us will be gaining market acceptance of our products. The participation and interest of practicing surgeons and other physicians will be critical. It may require significant time, effort and expense to attract sufficient numbers of physicians for our products to gain widespread acceptance. We cannot assure you that a sufficient number of physicians will invest the time required to gain familiarity with and be trained in the use of our products, or that, once trained, they will be committed to continued usage.

Similarly, other medical procedures and products can also treat certain of the medical indications that we believe can be treated by our products. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of prior use. We cannot be certain that our products will gain acceptance over established treatments or that either physicians or the medical community in general will accept and use our products.

Market acceptance of our products depends on many factors, including our ability to convince prospective customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at an acceptable cost, and to supply and service sufficient quantities of our products directly or through our strategic alliances. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements.

One or more of these factors may vary unpredictably, which could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We will be dependent upon third party suppliers and manufacturers.

Because of our limited resources, we will be dependent upon other companies to conduct research, supply key components and to manufacture our products. Our ability to develop and maintain relationships with these suppliers, as well as our ability to develop additional sources for key components and manufacturing capabilities, may be important for our long-term success. We cannot assure you that we will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of our business plan.

Our potential inability to contract with qualified distributors to represent us and promote our products could have a negative effect on our business and financial performance.

We will rely heavily on distributors to sell our products and to market our products to physicians. Our potential inability to establish distributor relationships could have a material adverse effect upon our business, prospects, financial condition and results of operations. If we are unable to establish relationships with qualified distributors, we will be unable to effectively compete for sales of our products in the medical industry.

Reimbursement levels allowed by private and government insurance entities will affect the market acceptance of our products and our potential revenue.

If we are unable to convince patients to pay cash or the health insurance entities to reimburse us for our products, it will very likely have a negative effect on our ability to generate significant revenues.

Physicians and hospitals are each responsible for the costs associated with surgical procedures. In order for both parties to receive payment for performing these surgical services they each must seek reimbursement from the patient and the patient's health care provider. The level of compensation is determined by reimbursement codes that are used to define each step of a surgical operation. Each code is defined by a detailed procedural description and associated level of monetary value. These industry standard codes are accepted throughout the healthcare industry and ultimately contribute to the success or failure of a new product introduction.

Physicians use codes, referred to as Current Procedural Terminology (CPT) codes, which are recognized by health care providers. Physicians define or code each step of an operative procedure by using a different code. These codes vary by procedure and often are subjective to the physician's specific definition of his procedure. These codes can be referenced from various sources such as the "Common Coding Scenarios for Comprehensive Spine Care," which is published annually by the American Medical Association. This code notation is submitted to the insurer and notifies the health care provider of what service or procedure was provided. A pre-established fee for that code number is then reimbursed to the operating physician. The code reimbursement value will vary based on the patient's insurance carrier as each carrier maintains different levels for reimbursement.

Not only does the surgeon submit for reimbursement for his surgery, but the hospital also provides a service requiring a separate code submission for reimbursement. Diagnosis-Related Group ("DRG") codes are codes responsible for hospital reimbursement under the Medicare Prospective Payment System. New DRG codes are continuously being created to more clearly address different procedures necessary in the medical industry.

Reimbursement for spine and orthopedic procedures will continue to change as the national healthcare system places pressure on the industry to lower costs. More specifically, manufacturers will continue to be under pressure to offer competitive pricing as health care providers look for alternatives to decrease costs.

Our products are not currently covered by any specific Current Procedural Terminology ("CPT") code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future.

The CPT code set is maintained by the American Medical Association through the CPT Editorial Panel. CPT codes are used to describe medical, surgical, and diagnostic services and are designed to communicate uniform information about medical services and procedures among physicians, coders, patients, accreditation organizations, and payers (including the Centers for Medicare and Medicaid Services and insurers) for administrative, financial (including reimbursement), and analytical purposes.

Our products are not currently covered by any specific CPT code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future. Until such time that a CPT code is approved that covers one or more of our products, patients would be required to pay for our products out of pocket. The process of obtaining a new CPT code to cover a product can take years and is expensive and full of uncertainties. Our inability to obtain a CPT code for our products on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approval of a CPT code for our products may place substantial restrictions on the indications for which our products may be used or the persons with whom they may be used. To gain reimbursement for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

Our operations will be subject to extensive government regulation.

Medical products, devices and therapies are subject to extensive government regulation and review. These regulations are constantly changing. While we believe that our proposed operations will be conducted in material compliance with applicable laws, we have not received or applied for a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory interpretation. Interpretation and enforcement of existing federal and state laws regulating health care, and future laws regulating health care, could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Our founder and Chairman of our Board of Directors, Gaetano Scuderi, M.D., is a physician. He owns a significant percentage of our issued and outstanding shares. A number of our other investors are physicians. All of our investor physicians may have a conflict of interest in working in the best interests of patients while recommending our products to those patients, because they may receive a financial benefit from sales of our products as a result of their ownership interest in our Company.

Physician Self-Referral Laws. The federal self-referral law (known as the "Stark Law") imposes restrictions on physicians' referrals for certain designated health services reimbursable by Medicare or Medicaid to entities with which any such physician (or an immediate family member) has a financial relationship, whether through an ownership, debt or compensation arrangement, and it prohibits an entity from billing Medicare or Medicaid, or any other federally funded health benefit program, for services rendered pursuant to a prohibited referral. Violations can result in denial and recoupment of payments for services, imposition of substantial civil or monetary penalties and exclusion from Medicare and Medicaid. In addition, several states have adopted self-referral laws, some of which are not limited to Medicare or Medicaid reimbursed services or to certain designated health services. Violation of any such laws may result in the imposition of penalties on the physicians pursuant to applicable regulations, including fines and suspension or revocation of the physician's license. Investors should make their own determination as to the risk of violation of the Stark Law. Any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Fraud and Abuse. The anti-kickback provisions of the Social Security Act prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or as an inducement for, referrals of patients for items or services reimbursable under Medicare, Medicaid or other federally funded health care benefit programs. Violation of these provisions, which are commonly known as the "Fraud and Abuse Law," can lead to the imposition of civil and criminal penalties upon all parties involved, including substantial civil monetary penalties and exclusion from Medicare, Medicaid and other federally funded health care benefit programs. The scope of prohibited conduct under the Fraud and Abuse Law is broad and it extends to economic arrangements involving hospitals, physicians and their business partners, including arrangements such as those contemplated by us. Applicable state regulations may also prohibit the payment of remuneration in return for referrals. Violation of these state regulations may result in the imposition of monetary penalties on physicians, and suspension or revocation of a physician's license. It is not certain that our operations will meet the requirements of a safe harbor under the Fraud and Abuse Law. We cannot assure you that our operations do not, or in the future will not, violate such law, and any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Licensure and Corporate Practice of Medicine. State laws and regulations combine to regulate the provision of health care services by prohibiting business entities, such as us, from practicing medicine or otherwise providing health care services without a license and from exercising control over the medical judgments or decisions of physicians and licensed entities.

Violation of these requirements could result in civil and criminal sanctions against us. While we believe that our business as structured materially complies with these laws, we cannot assure you that the regulatory authorities or other parties will not assert that we are engaged in the corporate practice of medicine or the unlicensed provision of health care services, and if such an action were taken or such a determination were made, it could have a material adverse effect upon our business, prospects, financial condition and results of operations.

We may not be able to obtain the regulatory approvals necessary to market our products. Further, if we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products.

Our research and development activities and the manufacturing, labeling, distribution and marketing of our products will be subject to regulation by numerous governmental agencies, including but not limited to the United States Food and Drug Administration ("FDA"), the State of Florida, HHS, CMS, and the Therapeutics and Goods Administration ("TGA") in Australia The FDA and TGA impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use.

Our products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which our products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required.

We believe that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, we make a legal judgment about the appropriate form and content of the application. If the regulator disagrees with our judgment in any particular case and, for example, requires us to file a pre-market approval application rather than allowing us to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted.

Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices.

The regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production or purchasing costs above currently expected levels and may even prevent us from making our products in quantities sufficient to meet market demand. If we change our approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties.

The Affordable Care Act and other payment and policy changes may have a material adverse effect on us.

The Patient Protection and Affordable Care Act enacted on March 23, 2010, as amended by the Health Care and Education Reconciliation Act of 2010 enacted on March 30, 2010, or, together, the Affordable Care Act, imposes a 2.3% excise tax on the sale of any taxable human medical device after December 31, 2012, subject to certain exclusions, by the manufacturer, producer or importer of such devices. The total cost to the industry was expected to be approximately $20 billion over ten years. This significant tax burden on our industry could have a material negative impact on the results of our operations and our cash flows. A significant portion of our sales will be considered medical device sales under this new legislation. Therefore, our products will be subject to this excise tax.

Further, the Affordable Care Act encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of medical device acquisitions and the consolidation of medical device suppliers used by hospitals. While passage of the Affordable Care Act may ultimately expand the pool of potential end-users of our products, the above-discussed changes could adversely affect the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. Each of these could have a material adverse effect on our financial position and the results of our operations.

Further, with the increase in demand for healthcare services, we expect both a strain on the capacity of the healthcare system and more proposals by legislators, regulators and third-party payers to keep healthcare costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available from governmental agencies or third-party payers. These limitations could have a material adverse effect on our financial position and results of operations.

Federal healthcare reform continues to be a political issue, and it is unclear how federal elections may ultimately impact the effects of the Affordable Care Act. Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government's role in the United States healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially.

Changes in the health care industry may require us to reduce the selling prices for our products or result in a reduction in the size of the market for our products, which could have a negative effect on our financial performance.

Trends toward managed care, health care cost containment and other changes in government and private sector initiatives are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale or the prices of our products. For example:

· Major third-party payers of hospital services, including Medicare and Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures;
· Third-party payer cutbacks could create downward price pressure;

· Numerous legislative changes have been passed and others are being considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business;
· There has been a consolidation among health care facilities and purchasers of medical products in the United States and these entities, which prefer to limit the number of suppliers from which they purchase medical products, may decide not to purchase or to stop purchasing our products or demand discounts on our prices;
· There are proposed and existing laws and regulations in many markets regulating pricing and profitability of companies in the health care industry; and
· There have been initiatives by third-party payers to challenge the prices charged for medical products, which initiatives could affect our ability to sell products on a competitive basis.

Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our future levels of revenues and profitability of sales.

In addition, there are laws and regulations that regulate the means by which companies in the health care industry may compete by discounting the prices of their products. Although we intend to exercise care in structuring our customer discount arrangements to comply with those laws and regulations, we cannot assure you that:

- Government officials charged with responsibility for enforcing those laws will not assert that our customer discount arrangements are in violation of those laws or regulations; or
- Government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

We may be subject to material liability or litigation expenses for claims associated with our products or related instruments.

Because of the nature of our business, we may become a defendant in medical malpractice, products liability or similar lawsuits, and may become subject to the attendant risk of substantial damage awards. Direct claims, suits or complaints could be asserted against us. While we expect to address these risks through comprehensive general liability insurance, we cannot assure you that such insurance will be available to us, affordable for us, or that any claim asserted against us will be covered by insurance, or will not exceed the coverage limits of applicable insurance. Further, we cannot assure you that we will be able to obtain any such insurance in the future, or that the insurance, if available, will not be too costly to obtain or maintain. A claim against us that is not defended by an insurance carrier, or a successful claim against or settlement by us in excess of our insurance coverage, or our inability to obtain or maintain insurance, could have a material adverse effect upon our business, prospects, financial condition and results of operations.

Our current and planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value.

The business currently conducted by the Company is financially speculative. To date, very few companies have been successful in their efforts to commercialize such a business. Furthermore, the number of people who may use our services is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and our ability to capture a share of this market with the services and offerings we plan to develop. Due to the groundwork laid by the founders, our costs have been kept at a minimum. This allows us to become profitable quickly with a very minute amount of the potential market using our tools and resources.

We may not effectively execute our strategy.

Our business strategy requires that we successfully and simultaneously complete many tasks. To be successful, we will need to:

- Raise sufficient capital to fund our financial requirements;

- Develop products that gain market acceptance and can be sold at competitive prices;

- Negotiate effective business relationships and licensing agreements with others in the pharmaceutical and medical device industry;

- Attract and retain qualified, professional employees; and

- Evolve our business to gain advantages in an increasingly competitive environment.

We cannot assure you that we will be able to successfully execute any or all of the elements of our strategy. Our failure to successfully execute any one of the elements of our strategy may have a material adverse effect on our business and results of operations.

We may fail to implement our business plan.

Investors may lose their entire investment if we fail to implement our business plan. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case investors may lose their entire investment.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities.

We are continuing to develop our information technology capabilities, if we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters and Company-operated locations, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to continue our operations. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in China, setting in motion a global pandemic and unprecedented global disruptions. To the extent future unforeseen pandemics arise, they could adversely impact our operations, including, among others, our sales and marketing and ability to continue with clinical trials, and could generally have an adverse impact on our business and our financial results.

Our business is located in Florida and may be subject to interruptions caused by hurricanes and other natural disasters.

Our physical facilities and employees are all located in southeastern Florida and thus our business operations are more susceptible than businesses located in other parts of the country to interruptions caused by hurricanes and flooding. These natural disasters pose a risk of damage to our facilities and interruptions to our business, which could be prolonged, as a result of extended power outages, the unavailability of our employees during periods when they must attend to personal circumstances, and the inability of third parties to provide necessary services to us due to similar factors. Damage to our facilities and extended interruption of our business could result in lost revenues and other material adverse consequences for our business, which may not be adequately covered by insurance or for which insurance may not be available.

Our Contract Drug Manufacturing Organization, Goodwin Biotechnology, is located in Florida and may be subject to interruptions caused by hurricanes and other natural disasters.

Goodwin Biotechnology's ("GBI") physical facilities and employees are all located in southeastern Florida and thus their business operations are more susceptible than businesses located in other parts of the country to interruptions caused by hurricanes and flooding. These natural disasters pose a risk of damage to their facilities and interruptions to our business, which could be prolonged, as a result of extended power outages, the unavailability of our employees during periods when they must attend to personal circumstances, and the inability of third parties to provide necessary services to us due to similar factors. Damage to GBI's facilities and extended interruption of their business could result in delays in Cytonics' clinical trials and research, and other material adverse consequences for our business, which may not be adequately covered by insurance or for which insurance may not be available.

Rapid growth may strain our resources.

We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases.

Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

We plan to mitigate this risk by executing our business plan and creating cash flow in order to stem the need for debt acquisition to survive.

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" and will be subject to less rigorous public reporting requirements and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS

Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth Company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

Members of our Board and our executive officers will have other business interests and obligations to other entities, and certain officers and directors may have conflicts of interest.

None of our directors or our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

Individuals serving on our Board of Directors or as our officers actively participate in other business ventures and investment opportunities, including those that may compete with us. A conflict of interest is likely to arise if a director or officer becomes affiliated with a business entity that is a competitor, customer, provider or supplier of, or otherwise does business with, our Company. Individuals with such conflicts are required to disclose any such conflicts to us pursuant to their fiduciary duty of loyalty to our Company as required by our corporate governance policies and Florida state law. However, we cannot be certain that our directors and officers will always make disclosures, and therefore we may not be able to determine if a conflict of interest exists.

Intellectual Property Risks

Our success depends in part on our ability to obtain, maintain and protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark, trade secret and other intellectual property protection of our proprietary technologies and product candidate, which includes CYT-108, as well as successfully defending our patents and other intellectual property rights against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidate is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees to do so. Our pending and future patent applications may not result in issued patents. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies.

Our proprietary technology includes unpatented trade secrets, which we may not be able to protect.

Our proprietary technology includes unpatented trade secrets, the competitive advantage of which is substantially dependent upon our ability to maintain their continued secrecy. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that those trade secrets will not be disclosed, or that we can effectively protect our unpatented trade secrets.

In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information agreements upon commencement of employment or consulting relationships with us. We expect that these agreements will provide that all confidential information developed or made known to the individual during the course of his or her relationship with us must be kept confidential, except in specified circumstances. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.

Third-party claims of intellectual property infringement may prevent, delay or otherwise interfere with our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidate and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, *inter partes* review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidate. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidate may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our field, third parties may allege they have patent rights encompassing our product candidate, technologies or methods.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or very similar technology and could reduce our ability to compete successfully.

Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technologies, which includes our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. While our technology is subject to patent applications that cover significant aspects of our product line, our patent applications may not provide us with any significant competitive advantage. Others may challenge our patent applications and, as a result, our proprietary rights could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patent applications do not cover. Our current and future patent applications may not result in the issuance of patents. Further, there is a substantial backlog of patent applications in many patent offices and the approval or rejection of patent applications may take several years.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Defense of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Conversely, we may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or we may choose to challenge a third party's patent in patent opposition proceedings in the European Patent Office, or EPO, or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our Common Stock. Any of the foregoing could have a material adverse effect on our business financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our product candidates in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We are dependent upon a limited number of PhD's and MDs for the continued development of our proprietary technology, and if one or more of them were to become unavailable to us, our ability to continue the development of our technology could be adversely affected.

Dr. Gaetano Scuderi, Dr. Lewis Hanna, Dr. Robert Bowser, Dr. Shawn Browning, and Dr. John David Laughlin are the named inventors of all or part of our patented technology, and we depend to a substantial degree upon some of them for continued development of our technology and applications of our technology to the spine and joint markets. We have the right of ownership in any future technologies or products that they may develop while working for the Company or as consultants. They have assigned their rights in our proprietary technology to the Company, and as employees and/or shareholders in our Company, continue to have an economic incentive to work with us on the development and commercialization of our technology. Nevertheless, we do not have any agreements with them that obligate them to continue providing services or other assistance to us, including in the continued development and commercialization of our products and our technology. If they were to cease providing assistance to us in these areas, our business could be adversely affected.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors. Although no misappropriation or improper disclosure claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. We may then have to pursue litigation to defend against these claims. If we fail in defending any claims of this nature in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our Common Stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We have disclosed detailed information regarding our intellectual property to certain of our competitors.

We have disclosed some of our product designs and other proprietary information to certain potential partners who may also compete with us in the future. Although these parties have executed non-disclosure agreements with respect to the proprietary information, there can be no assurances that they will maintain the confidentiality of our intellectual property rights or refrain from infringing on our intellectual property rights.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, our competitors might be able to enter the market, which would have a material adverse effect on our business financial condition, results of operations and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

Past or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act, or America Invents Act, the United States moved from a "first to invent" to a "first-to-file" patent system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the "first-to-file" provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on the specific patents discussed in this filing have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, *Assoc. for Molecular Pathology v. Myriad Genetics, Inc.,* the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of our owned patents will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of our product candidate, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws, each of which are included as Exhibits to this Form C. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Pursuant to our amended and restated articles of incorporation, as amended, our authorized capital is 70,000,000 shares, of which (1) 50,000,000 shares are Common Stock, par value $0.001 per share, and (2) 20,000,000 shares are Preferred Stock, par value $0.001 per share, which may, at the sole discretion of the Board of Directors be issued in one or more series, of which the board designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

As of April 20, 2026 there were 14,033,758 Shares of Common Stock, 150,000 shares of Initial Preferred Stock, 576,190shares of Series A Preferred Stock, 2,574,865 shares of Series B Preferred Stock, and 8,399,558 shares of Series C Preferred Stock issued and outstanding. Following a 2 for 1 forward stock split in 2018, each share of the Initial Preferred Stock is convertible into 2.4 shares of Common Stock; each share of Series A Preferred Stock is convertible into 2 shares of Common Stock; each share of Series B Preferred Stock is convertible into 2 shares of Common Stock; and each share of Series C Preferred Stock is convertible into 1 share of Common Stock.

Common Stock

Each Share of Common Stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent. Cumulative voting is not allowed.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends to Common Stockholders since our inception, and we presently anticipate that all earnings, if any, will be retained for the development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our Common Stock have no pre-emptive rights or other subscription rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all our debts and other liabilities.

Irrevocable Proxy

By subscribing to this offering, investors grant an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. As a result of this proxy, it is possible that investors will be precluded from voting on mergers, acquisitions, or dispositions involving the Company for the duration of the proxy. Further, it could allow the Company to take actions that investor believe would be disadvantageous to their ownership in the Company. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of our Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of our Common Stock or the effectiveness of a registration statement under the Exchange Act covering our Common Stock. The Company acknowledges that these termination events may never occur; therefore, the proxy shall remain in effect indefinitely. Investors in this offering should carefully evaluate the implications of the irrevocable proxy and consider the potential risks associated with the inability to exercise voting rights. Before investing, shareholders should review the terms of the proxy agreement and consult with their legal or financial advisors to understand the full scope of these limitations.

Preferred Stock

The Board of Directors of the Company may be resolution authorize the issuance of shares of Preferred Stock from time to time in one or more series. The Company may reissue shares of Preferred Stock that are redeemed, purchased, or otherwise acquired by the Company unless otherwise provided by law. The Board of Directors is authorized to fix or alter the designations, powers and preferences, and relative, participating, optional or otherwise rights if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes if any, per share, as well as the number of members, if any, of the Board of Directors or the percentage of members, if any, of the Board of Directors each class or series of Preferred Stock may be entitled to elect), rights and terms of redemption (including, sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series then issued.

Participation Right

Each of the classes of Preferred Stock described below includes a participation right to purchase their pro rata share of any proposed new issuance of securities.

Initial Preferred Stock

The rights, preferences, restrictions and other matters relating to the Initial Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Initial Preferred Stock" ("Initial Preferred Stock") and the number of shares constituting such class shall be 150,000. Each share of Series A Preferred Stock will have a par value $0.001 and a stated value equal to $2.00 ("Initial Purchase Price").

· Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, whether capital or surplus, of the Company an amount equal to the stated value for each share of Series A Preferred Stock before any distribution or payment shall be made to the holders of junior securities, and if the assets of the Company shall be insufficient to pay in full such amounts to the holders of the Initial Preferred Stock and Series A Preferred Stock, the entire assets to be distributed to the holders of the Initial Preferred Stock and Series A Preferred Stock shall be reasonably distributed among the holders of the Initial Preferred Stock and Series A Preferred Stock in accordance with the respective stated value amounts that would be payable on such shares if all amounts payable thereon were paid in full in proportion to their relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock and the holders of the Common Stock, Series B Preferred Stock and of any other junior securities shall not be entitled to participate in the distribution of the assets of the Company in respect of their ownership. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of the Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Initial Preferred Stock, Series A Preferred Stock Series B Preferred Stock and Common Stock (where each share of Initial Preferred Stock, Series A Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Initial Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Initial Preferred Stock.

· Holders of the Initial Preferred Stock shall be entitled to vote on an as converted basis on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Initial Preferred Stock is convertible at any time into 2.4 shares of Common Stock (following a 1 to 2 forward stock split in 2018), subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Initial Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Initial Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Initial Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Initial Preferred Stock.

Series A Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series A Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series A Preferred Stock" ("Series A Preferred Stock") and the number of shares constituting such class shall be 1,500,000. Each share of Series A Preferred Stock will have a par value $0.001 and a stated value equal to $4.00 ("Series A Purchase Price").

· Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, whether capital or surplus, of the Company an amount equal to the stated value for each share of Initial Preferred Stock before any distribution or payment shall be made to the holders of junior securities, and if the assets of the Company shall be insufficient to pay in full such amounts to the holders of the Series A Preferred Stock and Initial Preferred Stock, the entire assets to be distributed to the holders of the Series A Preferred Stock and Initial Preferred Stock in accordance with the respective stated value amounts that would be payable on such shares if all amounts payable thereon were paid in full in proportion to their relative Series A Purchase Price of the Series A Preferred Stock and the Initial Purchase Price of the Initial Preferred Stock and the holders of the Common Stock, Series B Preferred Stock and of any other junior securities shall not be entitled to participate in the distribution of the assets of the Company in respect of their ownership. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Series A Preferred Stock and the holders of the Initial Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series A Preferred Stock and Initial Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Series A Preferred Stock, Initial Preferred Stock Series B Preferred Stock and Common Stock (where each share of Series A Preferred Stock, Initial Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series A Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock.

· Holders of the Series A Preferred Stock shall be entitled to cast a number of votes for each share held of the

Series A Preferred Stock equal to the largest number of shares of Common Stock which each share of Series A Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Series A Preferred Stock is convertible at any time into two shares of Common Stock (following a 1 to 2 forward stock split in 2018), subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Company net of underwriting discounts and commissions and offering expenses

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series A Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series A Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series A Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii)redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii)declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series A Preferred Stock .

Series B Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series B Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series B Preferred Stock" ("Series B Preferred Stock") and the number of shares constituting such class shall be 6,000,000. Each share of Series B Preferred Stock will have a par value $0.001 and a stated value equal to its purchase price ("Series B Purchase Price").

· Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after provision for payment of the Company's debts and other liabilities, and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock and finally any remaining net assets of the Company shall be distributed ratably amount the holders of Initial Preferred Stock, Series A Preferred Stock Series B Preferred Stock and Common Stock (where each share of Initial Preferred Stock, Series A Preferred Stock and Series B Preferred Stock being deemed for such purposes to equal the number of shares of Common Stock into which they are convertible)

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series B Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock.

· Holders of the Series B Preferred Stock shall be entitled to cast a number of votes for each share held of the Series B Preferred Stock equal to the largest number of shares of Common Stock which each share of Series B Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters.

· Pursuant to a voluntary conversion, each share of Series B Preferred Stock is convertible at any time into two shares of Common Stock (following a 1 to 2 forward stock split in 2018), subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series B Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series B Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series B Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii)redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii)declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv)liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series B Preferred Stock.

Series C Preferred Stock

The rights, preferences, restrictions and other matters relating to the Series C Preferred Stock are as follows:

· There is authorized to be issued out of the authorized and unissued shares of Preferred Stock of the Company a series of Preferred Stock designated as the "Series C Preferred Stock" ("Series C Preferred Stock") and the number of shares constituting such class shall be 10,000,000 of which 510,000 shares shall be designated as "Series C-1 Preferred Stock." Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. Each share of Series C Preferred Stock, that is not a Series C-1 Preferred Stock will have a par value $0.0001 and a stated value equal to $2.00 ("Series C Purchase Price"). For each share of Series C-1 Stock, the purchase price shall be the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of Preferred Stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. "Qualified Equity Financing" means the first sale (or series of related sales) by the Company of its Preferred Stock following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

· Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive out of the assets, after provision for payment of the Company's debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock, and in preference to, and, before any amount or property shall be paid or distributed on account of any junior securities, to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Company available for distribution to shareholders, an amount equal to the Series C Purchase Price. If upon any liquidation, dissolution or winding-up of the Company, the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other junior securities shall in no event be entitled to participate in the distribution of any assets of the Company in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Company shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) sale of the Company or (ii) reorganization of the Company required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Company shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

· If the Company declares or makes any dividend or other distribution of its assets to holders of shares of Common Stock, the holders of Series C Preferred Stock will be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series C Preferred Stock.

· Holders of the Series C Preferred Stock shall be entitled to cast a number of votes for each share held of the Series C Preferred Stock equal to the largest number of shares of Common Stock which each share of Series C Preferred Stock is convertible into on all matters presented to the stockholders of the Company for stockholder vote which shall vote along with holders of the Company's Common Stock on such matters and shall vote as a separate single class with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

· Pursuant to a voluntary conversion, each share of Series C Preferred Stock is convertible at any time into one share of Common Stock, subject to adjustment in a forward or reverse stock split. Pursuant to an automatic conversion, each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock immediately upon consummation of the Company's first underwritten public offering resulting in at least 20 million of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses

· Except as otherwise stated herein, there are no other rights, privileges, or preferences attendant or relating to in any way the Series C Preferred Stock, including by way of illustration but not limitation, those concerning dividend, ranking, other redemption, participation, or anti-dilution rights or preferences.

· The Company may not do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of the Series C Preferred Stock (in addition to any other vote required by law or the Company's Articles of Incorporation, as amended) separately as a single class with each share of Series C Preferred Stock having one vote on such matter: (i) increase or decrease the authorized number of shares of any class or series of capital stock, (ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement), (iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock or (iv) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of a majority of the majority of the outstanding shares of Series C Preferred Stock.

· If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock for a period of five (5) business days after receipt of the of the participation notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. The participation rights do not apply to the issuance and sale by the Company, from time to time hereafter, of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another Company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

· If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b). If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

Provisions of Note in Our Amended and Restated Articles of Incorporation

*Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaw*s. Provisions of our amended and restated articles and our amended and restated bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by a majority of the remaining directors on the Board.

Bylaws. Our articles of incorporation and bylaws authorizes the board of directors to adopt, repeal, rescind, alter or amend our bylaws without shareholder approval.

Removal. Except as otherwise provided, a director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders for any purpose or purposes may be called at any time only by the Board.

Effects of authorized but unissued Common Stock and blank check Preferred Stock. One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our amended and restated articles of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of Preferred Stock. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our Company.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Articles of Incorporation, subject to the provisions of Florida Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Additional Issuances of Securities

Prior to or following your investment in the Company, the Company may sell additional Securities or shares of capital stock to existing or additional investors, which will dilute your ownership interest in the Company. An investor will not have the opportunity to increase its investment in the Company. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. This could occur through the authorization and issuance of other classes of stock in the Company which could be offered on better or worse terms than what are offered herein.

Dilution

The shares of capital stock represented by the Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. If the Company issues additional shares, an investor's ownership in the Company will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into shares.

If the Company decides to issue more Shares or other securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the Company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Shares may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Corporate Actions/Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

FINANCIAL MATTERS

Outstanding Debt

As of December 31, 2025, the Company had $466,461 in accounts payable and accrued expenses outstanding. It did not have other debt outstanding at such time.

Recent Offerings

The Company has conducted the following offerings in the past three years:

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the "1st 2024 Offering") which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company's outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the period from July 23, 2024 through October 17, 2024, the Company initiated a Series C Preferred Stock Offering (the "2nd 2024 Offering") which resulted in gross proceeds of $872,315. The Company issued 531,302 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2nd 2024 Offering generated $666,631 of proceeds, net of $86,705 for directly attributable brokerage costs and $118,979 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2nd 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

In 2025, the Company raised a total of $6,221,153 ($3,208,240 after offering costs and a subscriptions receivable of $343,943) through the sale of 2,308,311 shares of common stock (figures inclusive of bonus shares) in an offering exempt under Regulation A.

The proceeds from all offerings were generally used for our operations, research and development, offering expenses, and marketing.

Related Party Transactions

None of the following parties (each a "Related Party") has, in our fiscal year ended 2025, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

- any of our directors or officers;
- any nominee for election as a director;
- any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Common Stock; or
- any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

As of December 31, 2025, the Company had $0 due to related parties.

Financial Condition

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Components of Results of Operations", "Results of Operations", consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see "Statement Regarding Forward Looking Information." Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Components of Results of Operations", "Results of Operations", consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see "Statement Regarding Forward Looking Information." Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Business and Overview

The Company is a research and development company, developing therapies and diagnostics for back and joint pain that it then licenses to unrelated third parties.

Results of Operations

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2025, the Company sustained a net loss of $8,585,155 and had net cash used in operating activities of $3,663,620. As of December 31, 2025, the Company had an accumulated deficit of $37,811,117. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2025, the Company received proceeds of $3,208,240, net of direct offering costs, from the sale of common shares and options and $160,000 from the exercise of stock options.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues for the year ended December 31, 2025 and 2024 were $260,000 and $306,669, respectively, a decrease of $46,669, or 15.2%. Revenues decreased due to a contractual amendment reducing by $6,667 per month the monthly royalty from our largest customer commencing August 2024.

Research and Development Expense

Research and development expense for the year ended December 31, 2025 and 2024 was $2,772,900 and $2,659,416, respectively, an increase of $113,484 or 4.3%. The reason for the increase in these expenses was primarily due to an increase in the Phase 2 clinical trial.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for the year ended December 31, 2025 and 2024 were $5,163,441 and $1,393,091, respectively, an increase of $3,770,350 or 271%. The reason for the increase in these expenses was primarily due to a

$3,463,568 increase in stock-based compensation, a $164,575 increase in marketing and trade shows, a $98,335 increase in regulatory fees, and a $55,069 increase in dues and subscriptions, partially offset by a $78,049 decrease in bad debt expense.

Professional Fees

Professional fees for the year ended December 31, 2025 and 2024 were $957,701 and $506,987, respectively, an increase of $450,714 or 88.9%. These expenses included legal, accounting and auditing expenses. The increase was primarily attributable to a $426,368 increase in consulting fees.

Interest Expense

Interest expense for the year ended December 31, 2025 and 2024 was $0 and $196,822, respectively, a decrease of $196,822 or 100%. The decrease in interest expense resulted from the elimination of all notes payable in 2024 (through a combination of cash payments and conversions to common shares).

Net Loss

Net loss for the year ended December 31, 2025 and 2024 was $8,585,155 and $4,526,921, respectively, an increase in the net loss of $4,058,234 or 89.6%. The primary reasons for the increase in loss were the increase in selling, general and administrative expenses and professional fees, as discussed above.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of unregistered equity, promissory notes and warrants. As of December 31, 2025, our Company had cash on hand totaling $2,147,326 and current liabilities of $466,461.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to: (a) fund operations; and (b) to continue research and development. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to: (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to pay liabilities; or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements. We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

For the year ended December 31, 2025, compared with the same period in 2024, the Company's most significant developments were financial and clinical in nature. The Company successfully completed its Phase 1 clinical trial of CYT-108 in April 2025, providing important safety and tolerability data that has de-risked the development program and supports progression into a planned Phase 1b/2a study. In parallel, the Company conducted a Regulation A+ financing in 2025 for the sale of common shares and stock options that resulted in greater investment proceeds and a stronger cash position to fund operations. The majority of proceeds are allocated to working capital and to fund IND-enabling research and development, with a portion ear-marked for future equity crowdfunding campaigns. The Company intends to raise additional capital under Reg CF and Reg A+ to fund the next set of FDA human clinical studies.

Because the Company remains in clinical development, it does not generate revenues from product sales, and traditional production, sales, and inventory metrics are not applicable. Instead, management evaluates progress through research and development milestones, regulatory interactions, and access to capital.

Research and development expenses continue to increase period over period, reflecting continued clinical operations, regulatory consulting, and manufacturing activities related to CYT-108. General and administrative expenses remained relatively stable, although investor relations and marketing costs increased in connection with its Regulation A and Regulation CF offerings. The Company expects increased offering marketing expenses in the near future as it looks forward to an anticipated Regulation A offering later in 2026.

Looking forward, management expects research and development costs to rise further as the Company advances CYT-108 into the next stage of clinical testing. The Company anticipates additional financing will be required to support the Phase 1b/2a study and subsequent development activities. Key uncertainties that may materially affect future operating results include the timing and outcome of FDA regulatory review, the Company's ability to raise additional capital on favorable terms, and broader conditions in the biotechnology and capital markets.

Financial Statements

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements are attached to this Form C-AR as Exhibit B.

EXHIBITS

The following are included as Exhibits to this Form C-AR:

Exhibit B   Financial Statements (audited)

Exhibit B

Financial Statements (audited)

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytonics Corporation and subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss of $8,585,155 and net cash used in operations of $3,663,620 for the year ended December 31, 2025. The Company also had an accumulated deficit as of December 31, 2025 of $37,811,117. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
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to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
April 27, 2026

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash	$ 2,147,326	$ 2,432,955
Accounts receivable (net of allowance for credit losses of $0)	50,000	50,000
Prepaid expenses and other current assets	14,988	61,222
Total current assets	2,212,314	2,544,177
Deferred offering costs	-	29,002
Deposit	200,396	204,754
Total assets	$ 2,412,710	$ 2,777,933
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 466,461	$ 198,825
Accounts payable and accrued expenses - related parties	-	62,312
Total current liabilities	466,461	261,137
Commitments and contingencies - See Note 6		
Stockholders' equity:		
Preferred Stock, $0.001 par value; 20,000,000 shares authorized		
Convertible Initial Preferred Stock, $0.001 par value; 150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated; 576,190 shares issued and outstanding	576	576
Convertible Series B Preferred Stock, $0.001 par value; 6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated; 8,399,558 shares issued and outstanding	8,400	8,400
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 13,977,963 and 11,589,652 shares issued and outstanding, respectively	13,977	11,589
Additional paid-in capital	40,072,982	31,726,570
Subscriptions receivable	(343,943)	-
Accumulated other comprehensive income (loss)	2,649	(7,102)
Accumulated deficit	(37,811,117)	(29,225,962)
Total stockholders' equity	1,946,249	2,516,796
Total liabilities and stockholders' equity	$ 2,412,710	$ 2,777,933

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,	
	2025	**2024**
Revenues:		
License and royalty revenues	$ 260,000	$ 306,669
Total revenues	260,000	306,669
Operating expenses:		
Research and development expense	2,772,900	2,659,416
Less: Research and development credit	(479,543)	(293,488)
Net research and development expense	2,293,357	2,365,928
Payroll expense	460,345	402,916
Selling, general and administrative expenses	5,163,441	1,393,091
Professional fees	957,701	506,987
Total operating expenses	8,874,844	4,668,922
Loss from operations	(8,614,844)	(4,362,253)
Other income (expense):		
Interest income	29,689	32,154
Interest (expense)	-	(196,822)
Total other income (expense), net	29,689	(164,668)
Net loss before income taxes	(8,585,155)	(4,526,921)
Tax benefit	-	-
Net loss	$ (8,585,155)	$ (4,526,921)
Other comprehensive income (loss):		
Foreign currency translation adjustment	9,751	(26,333)
Comprehensive loss	$ (8,575,404)	$ (4,553,254)
Net loss per share:		
Basic and diluted	$ (0.67)	$ (0.41)
Weighted average number of common shares outstanding:		
Basic and diluted	12,769,414	11,050,362

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance - December 31, 2023	150,000	$ 150	563,690	$ 564	2,574,865	$ 2,575	5,439,376	$ 5,440	10,241,391	$ 10,241	$ 25,219,205	$ -	$ 19,231	$ (24,699,041)	$ 558,365
Reissuance of shares previously canceled in 2023	-	-	12,500	12	-	-	-	-	25,000	25	(37)	-	-	-	-
Common shares issued for services rendered	-	-	-	-	-	-	-	-	18,913	19	19,445	-	-	-	19,464
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	2,751,760	2,752	-	-	3,375,042	-	-	-	3,377,794
Debt discount for common stock options issued with convertible notes	-	-	-	-	-	-	-	-	-	-	28,876	-	-	-	28,876
Common shares and options issued for cash	-	-	-	-	-	-	-	-	1,304,348	1,304	1,498,696	-	-	-	1,500,000
Issuance of preferred shares upon conversion of convertible notes and accrued interest	-	-	-	-	-	-	208,422	208	-	-	383,292	-	-	-	383,500
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	1,202,051	-	-	-	1,202,051
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	-	-	-	(26,333)	-	(26,333)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,526,921)	(4,526,921)
Balance - December 31, 2024	150,000	150	576,190	576	2,574,865	2,575	8,399,558	8,400	11,589,652	11,589	31,726,570	-	(7,102)	(29,225,962)	2,516,796
Issuance of common shares and options for cash, net of issuance costs	-	-	-	-	-	-	-	-	2,308,311	2,308	3,549,875	(343,943)	-	-	3,208,240
Deferred offering costs recognized in equity	-	-	-	-	-	-	-	-	-	-	(29,002)	-	-	-	(29,002)
Issuance of common shares for stock options exercised for cash	-	-	-	-	-	-	-	-	80,000	80	159,920	-	-	-	160,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	4,665,619	-	-	-	4,665,619
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	-	9,751	-	9,751
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,585,155)	(8,585,155)
Balance - December 31, 2025	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	8,399,558	$ 8,400	13,977,963	$ 13,977	$ 40,072,982	$ (343,943)	$ 2,649	$ (37,811,117)	$ 1,946,249

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2025	2024
Cash Flows From Operating Activities:		
Net loss	$ (8,585,155)	$ (4,526,921)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for credit losses	-	78,049
Amortization of debt discount	-	97,557
Stock-based compensation	4,665,619	1,221,515
Changes in operating assets and liabilities:		
Accounts receivable	-	68,142
Prepaid expenses and other current assets	46,234	(34,690)
Deposit	4,358	(223)
Accounts payable and accrued expenses	205,324	54,134
Net cash used in operating activities	(3,663,620)	(3,042,437)
Cash Flows From Financing Activities:		
Proceeds from issuance of common shares and options, net of offering costs	3,208,240	1,500,000
Proceeds from exercise of stock options	160,000	-
Deferred offering costs	-	(29,002)
Proceeds from issuance of preferred shares, net of offering costs	-	3,377,794
Proceeds from issuance of convertible notes	-	100,000
Repayments of convertible notes	-	(50,000)
Net cash provided by financing activities	3,368,240	4,898,792
Effect of exchange rate changes on cash	9,751	(26,333)
Net increase (decrease) in cash	(285,629)	1,830,022
Cash at beginning of year	2,432,955	602,933
Cash at end of year	$ 2,147,326	$ 2,432,955
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ 15,000
Cash paid for taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Deferred offering costs recognized in equity	$ 29,002	$ -
Issuance of preferred shares upon conversion of convertible notes and accrued interest	$ -	$ 383,500
Issuance of stock options with debt	$ -	$ 28,876

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1   NATURE OF BUSINESS

Overview

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2   GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

During the year ended December 31, 2025, the Company sustained a net loss of $8,585,155 and had net cash used in operating activities of $3,663,620. As of December 31, 2025, the Company had an accumulated deficit of $37,811,117. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2025, the Company received proceeds of $3,179,238, net of direct offering costs, from the sale of common shares and stock options and $160,000 from the exercise of stock options.

Management's plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company's ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2025 and 2024, the Company recorded a net foreign currency transaction loss of $(61) and $(9), respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the allowance for credit losses, fair value of stock-based compensation, the fair value of stock options issued with convertible notes and notes payable and the valuation allowance on net deferred tax assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 825-10, "Financial Instruments" ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2025 and 2024.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

● Level 1 – Quoted prices in active markets for identical assets or liabilities.

● Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Reclassifications

Certain amounts in the accompanying 2024 financial statements have been reclassified to conform to the 2025 presentation. These reclassifications had no effect on reported losses. In particular, stock-based compensation of $1,202,051 has been reclassified from Professional fees to Selling, general and administrative expenses.

Accounts Receivable and Allowance for Credit Losses

The Company adopted ASC 326 "Financial Instruments – Credit Losses" on January 1, 2023. The Company recognizes an allowance for credit losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2025 and 2024 no allowance for credit losses relating to the Company's accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current.

Australian Goods and Services Tax ("GST")

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2025 and 2024, the Company was owed $727 and $53,127, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company historically included costs related to patents as intangible assets on its consolidated balance sheet. The costs of patents was capitalized and amortized over the life of the patents. In 2022, an impairment was recognized for all outstanding patents due to lack of evidence of recoverability. Prospectively, all costs related to patents are expensed as they are incurred.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

Revenue Recognition

The Company follows Accounting Standards Codification 606 ("ASC 606"). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

    a.   The subsequent sale or usage occurs.
    b.   The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The executed contract required a $450,000 nonrefundable license fee from the customer, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. On January 1, 2024, the customer failed to make the $80,000 installment payment due. Subsequently, on July 19, 2024, the contract was amended whereby the customer agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025, which resulted in the recognition of a provision for credit losses for the long-term accounts receivable, which was recorded at its present value amount of $78,049, and included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss for the year ended December 31, 2024. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

As of December 31, 2025 and 2024, the remaining nonrefundable fee due from the customer was $0.

During the years ended December 31, 2025 and 2024, the Company recognized revenue from license fees and MGRs of $260,000 and $306,669, respectively, which is presented on the statement of operations as license and royalty revenues.

	For the Years Ended December 31,			
	2025		**2024**	
APIC[1] and VET[2] Royalties	$	260,000	$	306,669
Licensing Revenue		-		-
Total Revenue	$	260,000	$	306,669

[1] APIC stands for Autologous Protease Inhibitor Concentrate
[2] Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company's share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company's historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involve costs associated with (i) entering R&D collaboration agreements with third-party contractors to manufacture and develop CYT-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third-party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred.

In accordance with ASC 730-10, *"Research and Development-Overall,"* research and development costs are expensed when incurred. Total research and development costs for the year ended December 31, 2025 and 2024 were $2,293,357 (net of a tax credit of $479,543 – see below) and $2,365,928 (net of a tax credit of $293,488 – see below), of which $429,260 and $1,231,357, respectively, was incurred by the Australian subsidiary.

The Company may apply for research and development tax concessions with the Australian Taxation Office, under the Research and Development Tax Incentive ("RDTI") Program, on an annual basis. Although the amount is possible to estimate at year end, the Australian Taxation Office may reject or materially alter the claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company's net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash.

During the year ended December 31, 2025 and 2024, the Company applied for, and received from the Australian Taxation Office, a research and development tax credit in the amount of $479,543 and $293,488, respectively, which is reflected as a reduction in research and development expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended December 31,	
	2025	**2024**
Options	9,711,135	7,762,401
Convertible preferred shares	15,061,668	15,061,668
Total potentially dilutive shares	24,772,803	22,824,069

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company's policy is to account for interest and penalties relating to income taxes, if any, in "income tax expense" in its consolidated statements of operations and include accrued interest and penalties within "accrued liabilities" in its consolidated balance sheets, if applicable. For the years ended December 31, 2025 and 2024, no income tax related interest or penalties were assessed or recorded.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Segment reporting

The Company operates as a single operating segment as a research and development company that is developing therapies and diagnostics for back and joint pain. In accordance with ASC 280 – "Segment Reporting", the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report annually selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under "Segment Reporting" due to their similarities in economic characteristics such as nature of services; and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss, and all assets and liabilities as reflected in the accompanying consolidated balance sheets are allocated to the one segment.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which requires enhanced disclosures about significant segment expenses and other segment items. The Company adopted ASU 2023-07 effective January 1, 2025. The adoption did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances annual income tax disclosure requirements, including additional disaggregation in the effective tax rate reconciliation and income taxes paid by jurisdiction. The Company adopted ASU 2023-09 effective January 1, 2024 and applied the guidance retrospectively to the periods presented. The adoption did not have a material impact on the Company's recognition or measurement of income taxes, but it resulted in expanded income tax disclosures in the notes to the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)", which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04, "Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer". This update clarifies the accounting for share-based consideration payable to a customer in conjunction with revenue-generating transactions. The amendments revise the definition of a performance condition to include conditions based on a customer's purchases of goods or services, eliminate the policy election to account for forfeitures as they occur for such awards, and clarify that the variable consideration constraint guidance in Topic 606 does not apply to share-based consideration payable to a customer. The amendments in ASU 2025-04 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2026, with early adoption permitted. The Company does not currently issue, and has not historically issued, share-based consideration to customers. Accordingly, the Company does not expect the adoption of ASU 2025-04 to have a material impact on its consolidated financial statements or related disclosures.

In July 2025, the FASB issued Accounting Standards Update No. 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". This update provides targeted improvements to the current expected credit loss ("CECL") model by introducing a practical expedient that allows entities to assume that current conditions as of the balance sheet date remain unchanged when estimating expected credit losses for certain current accounts receivable and contract assets. The amendments are intended to reduce the cost and complexity associated with applying CECL to short-term receivables arising from revenue transactions. The amendments in ASU 2025-05 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2025, with early adoption permitted, and are to be applied prospectively. The Company is currently evaluating the impact of this guidance; however, based on the nature of its accounts receivable, the Company does not expect the adoption of ASU 2025-05 to have a material impact on its consolidated financial statements or related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the Company contracted with Southern Star Research ("Southern Star"), an Australian Contract Research Organization ("CRO"), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). Accordingly, the Company provided Southern Star with a deposit of $200,396 and $204,754, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2025 and 2024, respectively. The research and development services were completed in 2026, at which time the remaining invoiced amounts due under the statement of work were deducted from the deposit, and the remainder of the deposit was returned to the Company.

NOTE 5 — CONVERTIBLE NOTES PAYABLE

2023 Notes

During October 31, 2023 through December 21, 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

2024 Note

On January 11, 2024, the Company issued a convertible promissory note having a face value of $100,000 (the "2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. As a result of the issuance of the common stock options, debt discount of $28,876 was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

The 2023 and 2024 convertible notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then 50% of the 2024 Note and 50% of the Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

A Qualified Financing occurred on May 28, 2024. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock (See Note 7).

During the year ended December 31, 2025 and 2024, the Company amortized $0 and $97,557 of debt discount to interest expense, and recognized $0 and $99,265 of interest expense, respectively, in the statements of operations. As of December 31, 2025 and 2024, the carrying value of the convertible notes was $0, net of unamortized debt discount of $0.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2025, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations and there are no proceedings in which any of the Company's directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company's interest.

NOTE 7 — STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

In January 2024, the Company reissued 25,000 shares of Common Stock that had been previously canceled in 2023.

On May 28, 2024, the Company entered into a letter of intent to sell 1,304,348 shares of Common Stock and 1,500,000 five-year stock options to purchase shares of Common Stock at $1.15 per share in exchange for a subscription receivable of $1,500,000, which was received on July 19, 2024.

In June 2024, 18,913 shares of Common Stock, having a fair value of $19,464, were issued to a consultant for services rendered.

On March 27, 2025, the Company initiated a Common Stock Offering (the "2025 Offering") which resulted in gross proceeds of $6,221,153. The Company sold 2,308,311 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 25%, based on a predetermined schedule of the amount and timing of shares purchased, and options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that are fully vested on issuance and are exercisable over five years. The 2025 Offering generated $3,179,238 of proceeds (net of subscriptions receivable of $343,943), net of $554,377 for directly attributable brokerage costs and $2,143,595 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

In November and December 2025, holders of stock options exercised stock options to purchase an aggregate of 80,000 common shares of the Company resulting in the Company receiving aggregate proceeds of $160,000.

On December 31, 2025, and 2024, the Company had 13,977,963 and 11,589,652 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2025, and 2024, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In January 2024, the Company reissued 12,500 shares of Convertible Series A Preferred Stock that had been previously canceled in 2023.

As of December 31, 2025, and 2024, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2025 and 2024, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the "1st 2024 Offering") which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company's outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the period from July 23, 2024 through October 17, 2024, the Company initiated a Series C Preferred Stock Offering (the "2nd 2024 Offering") which resulted in gross proceeds of $872,315. The Company issued 531,302 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2nd 2024 Offering generated $666,631 of proceeds, net of $86,705 for directly attributable brokerage costs and $118,979 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2nd 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

As of December 31, 2025 and 2024, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,882 in aggregate as of December 31, 2025 and 2024). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan (the "2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan (the "2018 Plan"), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2024, the Company granted options to two board directors to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.150 per stock option, which vest 12,500 per quarter and are exercisable over five years. In January 2024, the Company granted options to an advisor to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.681 per stock option, which vest 4,167 per quarter and are exercisable over five years.

In June 2024, the Company canceled all outstanding and vested options (883,800 options exercisable at $2.00 per share, expiring at various dates from October 2025 through June 2028, having an aggregate fair value of $203,558 at the date of cancelation) of its Chief Executive Officer in exchange for newly granted options to purchase an aggregate of 1,760,615 shares of Common Stock at an exercise price of $1.50 per share, having a grant date fair value of $0.752 per stock option, or a total of $1,324,077, which vested immediately and are exercisable over ten years. The issuance of the new options to the Chief Executive Officer are deemed a modification of the canceled options and, accordingly, the associated expense recognized is the excess of $1,120,519 of the fair value of the newly issued options over the fair value of the options that were canceled.

In October 2024, the Company granted options to five medical advisory board members to purchase an aggregate of 1,207,510 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $0.686 per stock option, or $828,010, which vest 75,469 per quarter and are exercisable over five years.

As part of the 2025 Offering, investors were given options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that were fully vested on issuance and are exercisable over five years (see Note 7 – "Common Stock").

In June 2025, the Company granted options to directors to purchase an aggregate of 220,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, all of which are exercisable over ten years.

In June 2025, the Company granted options to a consultant to purchase an aggregate of 730,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, which are exercisable over ten years.

In December 2025, the Company granted options to directors and officers to purchase an aggregate of 890,453 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option, of which 600,000 vested immediately and 290,453 vest quarterly over two years, all of which are exercisable over ten years.

In December 2025, the Company granted options to consultants to purchase an aggregate of 75,781 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option that vested immediately, which are exercisable over ten years.

On December 31, 2025, the Company had options outstanding to purchase 9,711,135 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $3.00 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended December 31,	
	2025	**2024**
Expected Volatility	101.3%	62.6% - 103.7%
Expected Term	10 years	1.5 - 5 years
Risk-Free Rate	4.18% - 4.24%	3.86% - 4.79%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Intrinsic Value
Outstanding, December 31, 2023	4,407,076	$ 1.28		
Granted	4,718,125	$ 1.35		
Exercised	-	-		
Forfeited/Expired	(1,362,800)	$ 1.82		
Outstanding, December 31, 2024	7,762,401	$ 1.23		
Granted	2,431,234	$ 3.00		
Exercised	(80,000)	$ 2.00		
Forfeited/Expired	(402,500)	$ 1.95		
Outstanding, December 31, 2025	9,711,135	$ 1.63	5.8	$ 13,166,715
Exercisable, December 31, 2025	8,498,383	$ 1.63	5.9	$ 11,528,966

The aggregate intrinsic value of outstanding stock options was $13,166,715, based on options with an exercise price less than the fair value of the Company's common stock price of $3.00 per share as of December 31, 2025, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2025 and 2024 was $4,665,619 and $1,202,051, respectively. As of December 31, 2025, the Company had $1,382,948 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 1.29 years.

NOTE 8 — INCOME TAXES

The Company's pre-tax net (loss) for the years ended December 31, 2025 and 2024 was ($8,585,155) and ($4,526,921) respectively.

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the year ended December 31, 2025, the Company increased its valuation allowance by $2,016,124, consisting of $1,670,491 related to Federal deferred tax assets and $345,633 related to State deferred tax assets. For the year ended December 31, 2024 the Company increased its valuation allowance by $1,126,066, consisting of $932,623 related to Federal deferred tax assets and $193,443 related to State deferred tax assets. This total increase in the valuation allowance is reflected in the effective tax rate reconciliation within both the "Changes in valuation allowances" category, which includes the Federal portion of the change and the "State taxes (Florida), net of federal effect" category, which includes the State portion of the change.

The Company's provision (benefit) for income taxes consists of the following:

	For the Years Ended December 31,	
	2025	**2024**
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	1,670,491	932,623
State	345,633	193,443
	2,016,124	1,126,066
Change in valuation allowance	(2,016,124)	(1,126,066)
Income tax provision (benefit)	$ -	$ -

The Company's deferred tax assets and liabilities consist of the effects of temporary differences attributable to the following:

	December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryover	$ 5,301,573	$ 4,547,774
Intangible assets	1,425,395	1,176,820
Stock based compensation	1,771,543	812,469
Tax credits	318,510	263,834
Total deferred tax assets	8,817,021	6,800,897
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(8,817,021)	(6,800,897)
Total deferred tax assets (liabilities)	$ -	$ -

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company's effective tax rate are as follows:

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2025	
Income taxes at US federal statutory rate	$ (1,802,883)	21.00%	$ (950,653)	21.00%
State taxes (Florida), net of federal effect	(27,310)	0.32%	479	-0.01%
Tax credits (Research and development)	(54,676)	0.64%	-	0.00%
Nontaxable or nondeductible items:				
Stock based compensation deferred tax asset true up for expired options	228,360	-2.66%	-	0.00%
Other permanent items, including public offeirng cost true up	(13,983)	0.16%	17,551	-0.39%
Change in valuation allowance	1,670,492	-19.46%	932,623	-20.60%
Income tax provision (benefit)	-	0.00%	-	0.00%

Effective January 1, 2024, the Company adopted the FASB Accounting Standards Update 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The adoption of ASU 2023-09 did not affect the recognition or measurement of income taxes but resulted in expanded disclosures, including additional disaggregation of the effective tax rate reconciliation and income taxes paid by jurisdiction. The Company elected to apply the provisions of ASU 2023-09 retrospectively to the periods presented, and, accordingly, the income tax disclosures for the years ended December 31, 2025 and 2024 have been prepared in accordance with ASU 2023-09.

The Company's Australian subsidiary (a disregarded entity) incurred cumulative losses that are deductible for U.S. income tax purposes. These include approximately $1,096,000 of research and development costs capitalized and amortized under section 174 and approximately $143,000 of other expenses that reduce both Australian and U.S. taxable income. For Australian income tax purposes, the research and development costs are not deductible (because they are added back in computing taxable income in connection with refundable Australian research and development credits), and only the $143,000 of other expenses reduces Australian taxable income. Accordingly, only this $143,000 constitutes a dual consolidated loss under Section 1503(d) and it gives rise to a U.S. deferred tax asset of approximately $36,000. The Company has made domestic use elections with respect to this dual consolidated loss in accordance with Treasury Regulation §1.1503(d)-6.

As of December 31, 2025 and 2024, the Company had U.S. federal net operating loss carryforwards of approximately $20.9 million and $17.9 million, respectively, of which $12.3 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company's U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the "Code") imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company's net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company's net operating loss carryforwards may expire unutilized. As of December 31, 2025 and 2024, the Company had net operating loss carryforwards for state income tax purposes of approximately $20.9 million and $17.9 million, respectively, of which $9.4 million do not expire and are limited to 80% of taxable income in the year utilized. The remaining state carryforwards expire at various dates through 2037.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the "Code") Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL's would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company's tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

NOTE 9 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. On December 31, 2025, and 2024, the Company's cash balances were in excess of federally insured amounts by $1,147,253 and $2,070,928, respectively.

The Company also has cash deposits in Australia in excess of the federally insured limit of 250,000 AUD. On December 31, 2025 and 2024, the Company's cash balances were in excess of Australian federally insured amounts by 499,957AUD and 0 AUD, or $333,367 USD and $0 USD, respectively.

Concentration of Revenues

For the year ended December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company's net revenues:

| | For the Year Ended December 31, | |
	2025	**2024**
Customer 1	69.2%	73.9%
Customer 2	30.8%	26.1%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company's consolidated accounts receivable.

| | December 31, | |
	2025	**2024**
Customer 1	60.0%	60.0%
Customer 2	40.0%	40.0%
Totals	100.0%	100.0%

Concentration of Vendor

For the year ended December 31, 2025 and 2024, the Company utilized one vendor for the production of CYT-108, which is a potential disease-modifying candidate for osteoarthritis. While there are other companies that could produce CYT-108, it would require significant time and costs to transition to a new manufacturer. Expenditures for this vendor during the year ended December 31, 2025 and 2024, accounted for 85.6% and 59.7%, respectively, of research and development costs in the accompanying consolidated statements of operations.

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 27, 2026, the date these financial statements were available to be issued.

On March 10, 2026, the Company closed on the final tranche (essentially, this was a final trueup disbursement and not the sale of new shares in 2026) of a Common Stock Offering (the "2025 Offering") which resulted in gross proceeds of $70,273. The Company issued 28,833 additional shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 35%, based on predetermined schedule of the amount and timing of shares purchased. The final tranche of the 2025 Offering resulted in cash proceeds of $63,170 (net of subscriptions receivable of $1,853), net of $5,250 for directly attributable brokerage costs. Upon completion of the 2025 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. On March 20, 2026, the subscriptions receivable (stemming from the 2025 Offering) of $345,796 was received in full.

During April 2026, the Company closed on two tranches of a new Common Stock Offering (the "2026 Offering") which resulted in gross proceeds of $639,214. The Company sold 175,298 shares of Common Stock for $4.00 per share, subject to bonus shares of 5% – 25% (based on a predetermined schedule of the amount and timing of shares purchased), which results in an average share price of $3.65. The 2026 Offering generated $203,606 of cash proceeds (net of subscriptions receivable of $29,244), net of $55,453 for directly attributable brokerage costs and $350,911 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.